Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditors’ Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-148

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2026, the condensed consolidated interim statements of comprehensive income for three-month and six-month periods ended June 30, 2026, and 2025, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2026, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2026

This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

The accompanying condensed consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025

	June 30, 2026	December 31, 2025
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	38,257,980	38,499,679
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 21)	40,585,470	34,245,475
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	83,444,761	83,499,522
Securities at amortized cost (Notes 4, 9, and 11)	18,416,435	18,707,459
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 35)	438,444,199	412,495,783
Investments in joint ventures and associates (Note 12)	1,856,681	2,080,008
Reinsurance contract assets (Note 17)	601,044	620,207
Investment properties	630,326	998,854
Premises and equipment	5,998,299	3,780,817
Intangible assets	1,053,820	1,056,647
Assets held for sale	698,186	168,491
Net defined benefit asset (Note 19)	9,527	20,558
Current tax assets	221,938	228,229
Deferred tax assets	341,767	413,649
Derivative assets (Designated for hedging) (Notes 4,11 and 21)	155,219	217,180
Other assets (Notes 13 and 35)	4,463,836	4,424,728

Total assets	635,179,488	601,457,286

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 14 and 21)	9,036,695	6,356,934
Deposits due to customers (Notes 4,11,15 and 35)	378,088,907	376,580,845
Borrowings (Notes 4, 11 and 16)	40,530,558	34,183,267
Debentures (Notes 4, 11 and 16)	58,663,306	55,583,392
Insurance contract liabilities (Note 17)	42,924,509	45,573,864
Reinsurance contract liabilities (Note 17)	184,892	184,792
Investment contract liabilities (Notes 4 and 11)	4,181,817	3,433,611
Provisions (Notes 18, 34 and 35)	792,709	790,733
Net defined benefit liability (Note 19)	80,277	115,091
Current tax liabilities	239,266	723,368
Deferred tax liabilities	1,404,228	504,828
Derivative liabilities (Designated for hedging) (Notes 4,11 and 21)	1,181,254	615,361
Other financial liabilities (Notes 4, 11, 20 and 35)	56,137,211	38,118,058
Other liabilities (Notes 20 and 35)	853,716	833,894

Total liabilities	594,299,345	563,598,038

EQUITY
Owners’ equity (Note 22)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,511,032	3,710,498
Capital surplus	933,154	933,436
Other equity	1,234,183	(1,219,327)
Retained earnings	29,403,630	28,790,056

	38,884,675	36,017,339

Non-controlling interests	1,995,468	1,841,909

Total equity	40,880,143	37,859,248

Total liabilities and equity	635,179,488	601,457,286

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except for earnings per share data)
Interest income	5,548,434	10,944,229	5,114,607	10,419,776
Financial assets at FVTPL	85,358	165,149	64,600	120,559
Financial assets at FVTOCI	681,194	1,332,172	324,231	675,627
Financial assets at amortized cost	4,776,008	9,435,327	4,725,776	9,623,590
Insurance finance	5,874	11,581	—	—
Interest expense	(3,191,864)	(6,284,506)	(2,852,790)	(5,905,968)
Financial liabilities at amortized cost	(2,814,154)	(5,513,207)	(2,852,790)	(5,905,968)
Insurance finance	(377,710)	(771,299)	—	—

Net interest income (Notes 24 and 35)	2,356,570	4,659,723	2,261,817	4,513,808

Fees and commissions income	948,028	1,737,773	732,233	1,441,204
Fees and commissions expense	(246,073)	(458,988)	(209,915)	(407,452)

Net fees and commissions income (Notes 25 and 35)	701,955	1,278,785	522,318	1,033,752

Dividend income (Notes 26 and 35)	138,033	278,765	72,609	142,433

Insurance income	552,219	1,097,851	—	—
Insurance	519,470	1,047,890	—	—
Reinsurance	32,749	49,961	—	—
Insurance service expense	(536,333)	(1,014,408)	—	—
Insurance service	(517,540)	(976,258)	—	—
Reinsurance service	(18,793)	(38,150)	—	—
Net insurance income (Note 17)	15,886	83,443	—	—

Other insurance finance income and expenses (Note 17)	(1,052,892)	(1,250,197)	—	—
Net gain(loss) on financial instruments at FVTPL (Notes 27)	1,101,273	1,540,524	(325,304)	(122,936)
Net gain on financial assets at FVTOCI (Notes 28)	8,941	19,644	47,566	80,823
Net gain arising on financial assets at amortized cost	33,727	42,612	33,346	53,151
Impairment losses due to credit loss (Notes 29 and 35)	(439,243)	(966,025)	(507,809)	(943,310)
General and administrative expense (Notes 30 and 35)	(1,210,047)	(2,632,856)	(1,172,914)	(2,479,086)
Other net operating income and expense (Notes 21, 30 and 35)	(338,531)	(930,591)	176,822	(300,921)

Operating income (Note 5)	1,315,672	2,123,827	1,108,451	1,977,714

Share of gain(loss) of joint ventures and associates (Note 12)	(641)	28,122	61,653	71,688
Other non-operating income and expense	3,166	14,440	16,381	1,678

Non-operating income and expense (Note 31)	2,525	42,562	78,034	73,366

Net income before income tax expense	1,318,197	2,166,389	1,186,485	2,051,080

Income tax expense (Note 32)	(291,715)	(500,474)	(246,742)	(456,781)

Net income	1,026,482	1,665,915	939,743	1,594,299

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except for earnings per share data)
Net gain(loss) on valuation of equity securities at FVTOCI	(28,135)	6,960	(7,234)	21,753
Net gain(loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	(48)	(128)	(8)	18
Changes in capital due to equity method	(256)	840	(251)	(1,361)
Remeasurement gain(loss) related to defined benefit plan	61,282	43,630	24,931	(89,851)
Gain(loss) on revaluation of premises and equipment	(44)	1,796,434	—	—

Items that will not be reclassified to profit or loss:	32,799	1,847,736	17,438	(69,441)

Net gain(loss) on valuation of debt securities at FVTOCI	(805,712)	(2,263,165)	17,202	66,844
Changes in capital due to equity method	6,118	12,384	(2,149)	(663)
Net gain(loss) on foreign currency translation of foreign operations	79,814	362,431	(388,415)	(388,840)
Net gain(loss) on valuation of hedges of net investments in foreign operations	(17,601)	(66,771)	70,009	72,235
Net gain(loss) on valuation of cash flow hedge	(116,532)	(226,994)	(1,606)	121
Net financial gain on insurance contract assets (liabilities)	1,280,060	2,951,557	—	—
Net financial loss on reinsurance contract assets (liabilities)	(7,126)	(24,566)	—	—

Items that may be reclassified to profit or loss:	419,021	744,876	(304,959)	(250,303)

Other comprehensive income (loss), net of tax	451,820	2,592,612	(287,521)	(319,744)

Total comprehensive income	1,478,302	4,258,527	652,222	1,274,555

Net income attributable to:	1,026,482	1,665,915	939,743	1,594,299
Net income attributable to owners	1,004,578	1,608,896	935,328	1,552,019
Net income attributable to non-controlling interests	21,904	57,019	4,415	42,280

Total comprehensive income attributable to:	1,478,302	4,258,527	652,222	1,274,555
Comprehensive income attributable to owners	1,372,542	4,060,675	656,432	1,244,502
Comprehensive income(expense) attributable to non-controlling interests	105,760	197,852	(4,210)	30,053

Earnings per share (Note 33)
Basic and diluted earnings per share (Unit: In Korean Won)	1,330	2,103	1,225	2,006

The accompanying notes are part of these condensed consolidated interim financial statements

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	1,552,019	1,552,019	42,280	1,594,299
Net gain on valuation of financial instruments at FVTOCI	—	—	—	88,271	—	88,271	326	88,597
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	1,827	(1,827)	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	18	—	18	—	18
Changes in capital due to equity method	—	—	—	(2,024)	—	(2,024)	—	(2,024)
Loss on foreign currency translation of foreign operations	—	—	—	(376,284)	—	(376,284)	(12,556)	(388,840)
Gain on valuation of hedges of net investments in foreign operations	—	—	—	72,235	—	72,235	—	72,235
Gain on valuation of cash flow hedge	—	—	—	121	—	121	—	121
Remeasurement gain(loss) related to defined benefit plan	—	—	—	(89,854)	—	(89,854)	3	(89,851)
Transactions with owners
Dividends to common stocks	—	—	—	—	(634,898)	(634,898)	(999)	(635,897)
Changes in treasury stocks	—	—	1	(150,000)	—	(149,999)	—	(149,999)
Issuance of hybrid securities	—	398,789	—	—	—	398,789	—	398,789
Dividends to hybrid securities	—	—	—	—	(75,672)	(75,672)	(47,749)	(123,421)
Redemption of hybrid securities	—	(698,277)	—	(2,139)	—	(700,416)	(239,434)	(939,850)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	250	49,743	(49,743)	250	(250)	—
Others	—	—	—	—	(3,906)	(3,906)	(22)	(3,928)

June 30, 2025 (Unaudited)	3,802,676	3,510,947	934,351	(1,806,515)	27,734,027	34,175,486	1,540,032	35,715,518

January 1, 2026	3,802,676	3,710,498	933,436	(1,219,327)	28,790,056	36,017,339	1,841,909	37,859,248
Total comprehensive income
Net income	—	—	—	—	1,608,896	1,608,896	57,019	1,665,915
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(2,024,934)	—	(2,024,934)	(231,313)	(2,256,247)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(149)	149	—	42	42
Net loss on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	(128)	—	(128)	—	(128)
Changes in capital due to equity method	—	—	—	13,455	(231)	13,224	—	13,224
Gain on foreign currency translation of foreign operations	—	—	—	360,567	—	360,567	1,864	362,431
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(66,771)	—	(66,771)	—	(66,771)
Loss on valuation of cash flow hedge	—	—	—	(178,385)	—	(178,385)	(48,609)	(226,994)
Remeasurement gain(loss) related to defined benefit plan	—	—	—	44,034	—	44,034	(404)	43,630
Net financial gain on insurance contract assets (liabilities)	—	—	—	2,524,267	—	2,524,267	427,290	2,951,557
Net financial loss on reinsurance contract assets (liabilities)	—	—	—	(15,379)	—	(15,379)	(9,187)	(24,566)
Gain on revaluation of premises and equipment	—	—	—	1,795,284	—	1,795,284	1,150	1,796,434
Transfer of revaluation surplus	—	—	—	(412)	412	—	—	—
Transactions with owners
Dividends to common stocks	—	—	—	—	(714,990)	(714,990)	(16)	(715,006)
Changes in treasury stocks	—	—	—	—	(200,000)	(200,000)	—	(200,000)
Dividends to hybrid securities	—	—	—	—	(78,067)	(78,067)	(42,929)	(120,996)
Redemption of hybrid securities	—	(199,423)	—	(577)	—	(200,000)	—	(200,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,222	(2,222)	—	—	—
Changes in subsidiaries’ capital	—	—	(53)	416	(416)	(53)	53	—
Others	—	(43)	(229)	—	43	(229)	(1,401)	(1,630)

June 30, 2026 (Unaudited)	3,802,676	3,511,032	933,154	1,234,183	29,403,630	38,884,675	1,995,468	40,880,143

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2025 (UNAUDITED)

	For the six-month periods ended June 30
	2026	2025
	(Korean Won in millions)
Cash flows from operating activities :
Net income	1,665,915	1,594,299
Adjustments to net income:
Income tax expense	500,474	456,781
Interest income	(10,944,229)	(10,419,776)
Interest expense	6,284,506	5,905,968
Dividend income	(278,765)	(142,433)

	(4,438,014)	(4,199,460)

Additions of expenses not involving cash outflows:
Insurance service expense	1,014,408	—
Other insurance finance expense	1,251,494	—
Loss on financial assets at FVTOCI	5,840	4,306
Impairment loss due to credit loss	966,025	943,310
Loss on other provisions	5,855	16,570
Retirement benefit	77,230	98,078
Depreciation and amortization	638,085	618,737
Loss on derivatives (designated for hedge)	302,267	111,521
Loss on fair value hedge	13,560	59,901
Loss on valuation of investments in joint ventures and associates	19,563	12,714
Loss on disposal of investments in joint ventures and associates	31,434	241
Loss on disposal of Premises and equipment, intangible assets and other assets	9,347	1,060
Impairment loss on Premises and equipment, intangible assets and other assets	391	382
Loss on revaluation of premises and equipment	6,835	—
Other losses	547	2,788

	4,342,881	1,869,608

Deductions of income not involving cash inflows:
Insurance income	1,097,851	—
Other insurance finance income	1,297	—
Gain on financial instruments at FVTPL	1,538,944	194,476
Gain on financial assets at FVTOCI	25,484	85,129
Gain on other provisions	15,951	511
Gain on foreign currency translation	96,063	679,593
Gain on derivatives (designated for hedge)	94,553	85,237
Gain on fair value hedge	52,468	3,887
Gain on valuation of investments in joint ventures and associates	47,685	84,403
Gain on disposal of investments in joint ventures and associates	20,162	422
Gain on disposal of Premises and equipment, intangible assets and other assets	5,472	16,165
Reversal of impairment loss on Premises and equipment, intangible assets and other assets	705	919

	2,996,635	1,150,742

Changes in operating assets and liabilities:
Reinsurance contract assets	63,528	—
Financial instruments at FVTPL	(2,380,469)	170,127
Loans and other financial assets at amortized cost	(22,377,144)	(19,252,504)
Other assets	(647,933)	(424,306)
Insurance contract liabilities	(625,534)	—
Reinsurance contract liabilities	(56,737)	—
Investment contract liabilities	685,217	—
Deposits due to customers	(2,389,171)	5,913,514
Provisions	(10,698)	(845)
Net defined benefit liability	(39,587)	(55,953)
Other financial liabilities	17,795,735	8,534,068
Other liabilities	13,129	(29,395)

	(9,969,664)	(5,145,294)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month periods ended June 30
	2026	2025
	(Korean Won in millions)
Interest income received	10,424,690	10,201,240
Interest expense paid	(6,062,456)	(5,554,474)
Dividends received	296,883	142,519
Income tax paid	(786,512)	(264,346)

	3,872,605	4,524,939

Net cash provided by (used in) operating activities	(7,522,912)	(2,506,650)

Cash flows from investing activities:
Net cash out-flows from hedging activities	(151,804)	—
Disposal of financial instruments at FVTPL	10,441,344	8,988,569
Acquisition of financial instruments at FVTPL	(10,084,271)	(9,616,922)
Disposal of financial assets at FVTOCI	20,310,525	18,412,515
Acquisition of financial assets at FVTOCI	(21,909,289)	(14,160,445)
Redemption of securities at amortized cost	2,084,560	2,871,657
Acquisition of securities at amortized cost	(1,663,876)	(2,473,315)
Net cash flows from changes in subsidiaries	147,908	19,529
Disposal of investments in joint ventures and associates	562,643	71,564
Acquisition of investments in joint ventures and associates	(530,718)	(83,970)
Disposal of investment properties	30,179	—
Acquisition of investment properties	(309)	—
Disposal of premises and equipment	5,224	35,197
Acquisition of premises and equipment	(97,735)	(111,109)
Disposal of intangible assets	964	333
Acquisition of intangible assets	(73,204)	(80,612)
Disposal of assets held for sale	58,447	17,201
Net increase(decrease) of other assets	(16,777)	28,008

Net cash inflow(outflow) from investing activities	(886,189)	3,918,200

Cash flows from financing activities:
Net cash in(out)-flows from hedging activities	64,095	(425)
Net increase in borrowings	5,188,123	2,529,754
Issuance of debentures	25,328,338	17,627,111
Redemption of debentures	(22,655,019)	(16,339,027)
Redemption of lease liabilities	(149,691)	(117,119)
Net increase(decrease) of other liabilities	931	(286)
Acquisition of treasury stocks	(200,000)	(149,860)
Dividends paid	(714,990)	(634,898)
Issuance of hybrid securities	—	398,789
Redemption of hybrid securities	(200,000)	(940,000)
Dividends paid to hybrid securities	(120,996)	(123,421)
Dividends paid to non-controlling interest	(16)	(999)
Changes in non-controlling interests	(1,630)	—
Net increase in non-controlling equity liabilities	—	3,539

Net cash inflow from financing activities	6,539,145	2,253,158

Effects of exchange rate changes on cash and cash equivalents	1,628,257	(937,332)

Net increase(decrease) in cash and cash equivalents	(241,699)	2,727,376

Cash and cash equivalents, beginning of the period	38,499,679	27,281,123

Cash and cash equivalents, end of the Period (Note 6)	38,257,980	30,008,499

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

On January 29, 2024, the Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd.

On August 1, 2024, The Parent company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

On July 1, 2025, the Parent company acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries.

On July 31, 2025, the Parent company acquired the remaining shares (0.4%) of Woori Asset Trust Co., Ltd., pursuant to which Woori Asset Trust Co., Ltd. became a wholly-owned subsidiary of the parent company.

On November 28, 2025, the Parent Company acquired an additional (0.20%) minority interest in Woori Investment Securities Co., Ltd. As of December 19, 2025, the Parent Company additionally acquired (0.10%) of the treasury shares held by Woori Investment Securities Co., Ltd., as well as an additional (0.20%) minority interest.

On January 5, 2026 and March 13, 2026, the Company acquired the residual interest (0.1%) of Woori Investment Securities Co., Ltd., to make it a wholly owned subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of June 30, 2026 and December 31, 2025 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	June 30
Tongyang Life Insurance Co., Ltd. (*1)	Life insurance	77.9	77.9	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Securities Co., Ltd. (*1)	Securities brokerage	100.0	99.9	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
ABL Life Insurance Co., Ltd. (*1)	Life insurance	100.0	100.0	Korea	June 30
Woori Asset Trust Co., Ltd	Real estate trust	100.0	100.0	Korea	June 30
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	June 30
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Asset Management Corp.	Finance	100.0	100.0	Korea	June 30
Woori Venture Partners	Other financial services	100.0	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	June 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	90.8	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	June 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	June 30
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	June 30
Woori Bank Europe	Finance	100.0	100.0	Germany	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	0.0	15.0	Korea	—
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Display 3rd Co., Ltd. (*2)(*5)	Asset securitization	0.0	0.0	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SJS 1st Co., Ltd. (*2) (*5)	Asset securitization	0.0	0.0	Korea	—
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 4th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HW 2nd co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
Woori HR 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori QS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori EUGENE 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORIWON 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI ENERBILITY 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI HL 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI PARC1. 2ND CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI HEROS 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI GANGNAM ALPHA 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI BLOSSOM 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI DK 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI TECHONE 1ST CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI TECHONE 2ND CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI SONO 1ST CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI SEOUL STATION AREA 1ST, CO,.LTD. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI NC 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI ELE 1ST CO.,LTD. (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI AP 1ST CO.,LTD (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI STEEL 2ND CO.,LTD. (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI KF 3RD CO.,LTD (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI KOREA 1ST CO.,LTD (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI XI 1ST CO.,LTD. (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI DREAM BIG 1ST CO.,LTD (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI PROPERTY 1ST CO.,LTD. (*2)(*10)	Asset securitization	0.0	0.0	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	Korea	June 30
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	June 30
JB Airline Private Placement Investment Trust No.8 (*3) (*5)	Securities investment and others	0.0	97.0	Korea	—
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.7	97.7	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 9 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Partners General Type Private Investment Trust No.4 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
Woori Partners General Type Private Investment Trust No.5 (*3) (*10)	Securities investment and others	99.0	—	Korea	June 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30

Held by Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	June 30

Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels (*5)	Asset securitization	—	100.0	Belgium	—

Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	100.0	Korea	June 30
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	100.0	Korea	June 30

Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	June 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2026-1 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	0.5	—	Korea	June 30

Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	June 30

Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WiBee AK 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WiBee Sae-A 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
WiBee Central 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
WiBee Retail 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
WiBee Smile AP 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
Bridge Beta 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
WiBee World 1st Co., Ltd. (*2)(*10)	Asset securitization	0.0	—	Korea	June 30
Balance Beta 1st Co., Ltd. (*2)(*10)	Asset securitization	0.0	—	Korea	June 30
Woori DS Banpo 1st Co., Ltd(*2)(*10)	Asset securitization	0.0	—	Korea	June 30
Pamerino 1st Co., Ltd (*2)(*10)	Asset securitization	0.0	—	Korea	June 30

Held by Tongyang Life Insurance Co., Ltd.
Tongyang Life Financial Service Co., Ltd	Insurance agents and brokers	100.0	100.0	Korea	June 30

Held by ABL Life Insurance Co., Ltd.
ABA Financial Service Co., Ltd	Insurance agents and brokers	100.0	100.0	Korea	June 30
Alceon Real Property Blind General Type Private Placement Investment Trust (*3) (*5)	Securities investment and others	—	100.0	Korea	—
Woori Park Square Payton General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Pantheon Metrics General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30

Held by Woori Asset Management Corp.
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3)	Securities investment and others	40.1	40.1	Korea	June 30
Woori Following Foreigners Securities Sub-Investment Master Fund [Equity] (*3) (*5)	Securities investment and others	—	100.0	Korea	—
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds] Class C-F (*3) (*5)	Securities investment and others	—	31.3	Korea	—
Woori Following Foreigners Securities Sub-Investment Trust [Equity] Class C-F (*3)	Securities investment and others	71.7	75.6	Korea	June 30
Woori Together TDF 2060 (*3)(*10)	Securities investment and others	69.6	—	Korea	June 30
Woori Physical AI BIG2 Plus Securities Investment Trust (Bond Balanced) Class C-F (*3)(*10)	Securities investment and others	100.0	—	Korea	June 30

Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WB2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2403 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2403 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WSB2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WKN2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WSB2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WDSB2503 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WHKN2506 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2509 Asset Securitization Specialty Co.,Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2509 Asset Securitization Specialty Co.,Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2511 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2603 Asset Securitization Specialty Co., Ltd. (*2)(*10)	Asset securitization	5.0	—	Korea	June 30
WI2603 Asset Securitization Specialty Co., Ltd. (*2)(*10)	Asset securitization	5.0	—	Korea	June 30
WK2606 Asset Securitization Specialty Co., Ltd. (*2)(*10)	Asset securitization	5.0	—	Korea	June 30
WI2606 Asset Securitization Specialty Co., Ltd. (*2)(*10)	Asset securitization	5.0	—	Korea	June 30
VOGO DL General Private Equity Investment Trust 1(*3)(*5)	Securities investment and others	—	99.4	Korea	—
WFBS 1st Corporate Recovery Private Equity Fund (*3)	Finance	96.2	96.2	Korea	June 30

Held by Woori Venture Partners Co.,Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund(*3)	Securities investment and others	32.1	32.7	Korea	June 30
Woori New Growth Credit Fund 1(*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025

Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3) (*5)	Securities investment and others	—	100.0	Korea	—

Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	June 30
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)(*5)	Securities investment and others	—	80.0	Korea	—
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Junior Equity General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Top-Class Senior and Junior Loan Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Top-Class Equity Fund of Funds Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori National Growth Matching General Private Investment Trust No.1 (*3) (*10)	Securities investment and others	100.0	—	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Management Corp. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025

Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	June 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Real Estate Blind Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Corporate Private Debt Investment Trust No. 1(*3) (*10)	Securities investment and others	100.0	—	Korea	June 30

Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3) (*5)	Securities investment and others	—	92.6	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	86.8	86.8	Korea	June 30
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	June 30
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	June 30
Woori Clean Energy General Type Private Investment Trust No.2 (*3) (*5)	Securities investment and others	—	30.8	Korea	—
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	June 30
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	June 30
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	90.9	Korea	June 30
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
Woori General Type Private Real Estate Investment Trust No.7 (*3)	Securities investment and others	87.0	87.0	Korea	June 30
Woori Baran-Namyang Expressway Private Special Asset Investment Trust (*3)	Securities investment and others	47.0	47.0	Korea	June 30
Woori Future City General Type Private Investment Trust No.1 (*3)(*10)	Securities investment and others	80.0	—	Korea	June 30

Held by Woori Bank and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	54.0	54.0	Korea	June 30
Woori Senior Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	47.3	47.3	Korea	June 30

Held by ABL Life Insurance Co., Ltd. (*6)
Woori MDF V General Type Private Real Estate Investment Trust (*3)	Securities investment and others	50.0	50.0	Korea	June 30
Woori NewGen Energy ABL Private Investment Trust (*3)	Securities investment and others	33.3	33.3	Korea	June 30

Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	June 30
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Fund Financing General Type Private Investment Trust (*3)	Securities investment and others	99.3	99.3	Korea	June 30

Held by Woori Bank and Woori Asset Management Corp. (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	June 30
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	June 30

Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Corp. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Real Estate Financial Stabilization General Private Investment Trust No. 2 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2026	December 31, 2025
Woori FG DINNO Lab Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori FG DINNO Lab Fund 2nd (*3)	Securities investment and others	100.0	100.0	Korea	June 30

Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd., Tongyang Life Insurance Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG DINNO Lab Fund 3rd (*3) (*10)	Securities investment and others	100.0	—	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan Private Placement Investment Trust No.1 (*3)	Securities investment and others	32.0	32.0	Korea	June 30

Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*6)

Woori Future Co-Growth High-tech Strategic Industries Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30

Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	35.3	35.3	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Venture Partners Co., Ltd. (*6)
Woori 2026 Global Venture Fund (*3)(*10)	Other financial services	100.0	—	Korea	June 30

Held by Woori Bank, Woori Asset Management Corp., Woori Investment Securities Co., Ltd., ABL Life Insurance Co., Ltd. (*6)
Woori Regional Development Infrastructure Fund No.1 (*3)(*10)	Other financial services	100.0	0	Korea	June 30

Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3) (*8)	Securities investment and others	76.5	76.5	Korea	June 30

Held by Woori Private Placement Investment Trust No. 3
GK Woorido(*3)	Other financial services	100.0	100.0	Japan	March 31 (*9)

(*1)

On January 5 and March 13, 2026, the Parent Company acquired the remaining shares (0.1%) of Woori Investment Securities Co., Ltd., thereby making Woori Investment Securities Co., Ltd. a wholly owned subsidiary of the Parent Company. In 2025, the Parent Company acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd., thereby including them as subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of June 30, 2026.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of June 30, 2026, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available as of the reporting date were used.
(*10)	Companies are included in the consolidation during the period ended June 30, 2026.

(3)	The Group has not consolidated the following entities as of June 30, 2026 and December 31, 2025 despite having more than 50% ownership interest:

	As of June 30, 2026
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora General Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KB Social Infra BTL private placement Special Asset Investment Trust(*1)	Korea	Securities Investment	78.7
KIAMCO Daejang Hongdaeseon Private Special Asset Investment Trust (*1)	Korea	Securities Investment	76.6
KB Nongsok Sewage Treatment Facility Private Special Asset Investment Trust (*1)	Korea	Securities Investment	80.0
Pacific No.70 General Private Real Estate Investment Trust (*1)	Korea	Securities Investment	53.8

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	As of June 30, 2026
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Alceon Australia Alternative General Private Investment Trust No.1 (*2)	Korea	Securities Investment	100.0
KB NA Sound Point Private Special Asset Fund 3(*2)	Korea	Securities Investment	100.0
Alceon Australia RDS General Type Private Placement Investment Trust 1(*2)	Korea	Securities Investment	100.0
NH-Amundi Transport Infra Private Fund No. 1 (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 39 (*2)	Korea	Securities Investment	100.0
Alceon Dorchester Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon PRISM Global Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon Australia Alternative General Private Investment Trust No.2 (*2)	Korea	Securities Investment	99.9
Alceon Digital Infrastructure General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
IGIS Global Secondary Private Investment Trust No. 504-1 (*2)	Korea	Securities Investment	99.9
Alceon Park Square Europe Private Credit General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alpha Private Debt Blind General Private Investment Trust (*2)	Korea	Securities Investment	99.8
Alceon SOF III General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
IGIS European Private Placement Real Estate Investment Trust No. 521-1 (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-2 (*2)	Korea	Securities Investment	99.7
NH-Amundi Europe Direct Lending Private Fund No. 4 (*2)	Korea	Securities Investment	99.5
Koramco Europe Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-1 (*2)	Korea	Securities Investment	99.0
Kiwoom ASM Private Investment Trust[FoFs] (*2)	Korea	Securities Investment	98.1
KEB Hana Bank as trustee of Hyundai Investments Private Fund No.41 (*2)	Korea	Securities Investment	55.6
IBK SeAH Solar Power Generation Private Securities Investment Fund(SOC) (*1)	Korea	Securities Investment	50.0
Koramco PRISM Real Estate Debt Blind Private Real Estate Investment Trust (*2)	Korea	Securities Investment	99.9
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-2 (*2)	Korea	Securities Investment	99.0
Kiwoom PRISM General Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*2)	Korea	Securities Investment	99.8
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*2)	Korea	Securities Investment	99.7
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*2)	Korea	Securities Investment	99.8
Kiwoom Global Infra A.I. Private Type Investment Trust II (*2)	Korea	Securities Investment	98.8
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*2)	Korea	Securities Investment	98.1
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 31 (*2)	Korea	Securities Investment	98.4
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*2)	Korea	Securities Investment	99.6
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*2)	Korea	Securities Investment	99.6
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*2)	Korea	Securities Investment	99.9
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*2)	Korea	Securities Investment	99.3
KB NB Private Investment Trust No. 4 (*2)	Korea	Securities Investment	57.1
KB Sound Point Strategic Private Special Asset Fund 1 (*2)	Korea	Securities Investment	99.9
Alceon Real Property Blind General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Woori PE APA Private Investment Trust (*2)	Korea	Securities Investment	99.8
AP K-Beauty Investment Fund 1 (*5)	Korea	Securities Investment	68.2
Renaissance KOSDAQ Venture Beauty Privately Placed Fund (*1)	Korea	Securities Investment	88.9
Hanwha Abu Dhabi Gas Infrastructure General Private Special Asset Investment Trust No.1 (*1)	Korea	Securities Investment	62.2
Dabi Hana Inje Gwan-sa BTL Private Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KIAMCO Siwha Jeongwang Logistics Development Private Real Estate Investment Trust No.1 (*1)	Korea	Securities Investment	50.0

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator. Consequently, the Group has no control as it exercises decision-making rights as agent.

(*5)

Decision-making authority over investment-related activities of the investment partnership is vested in the general partner, and the Group cannot directly or indirectly determine the relevant activities of the partnership. In addition, the authority of the general partner cannot be regarded as being exercised solely for the benefit of the Group. Therefore, even if the Group holds a majority ownership interest, it does not have power over the relevant activities of the partnership and, accordingly, does not have control over the partnership.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora General Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KB Nongsok Sewage Treatment Facility Private Special Asset Investment Trust (*1)	Korea	Securities Investment	80.0
KIAMCO Daejang Hongdaeseon Private Special Asset Investment Trust (*1)	Korea	Securities Investment	76.6
Renaissance KOSDAQ Venture Beauty Privately Placed Fund (*1)	Korea	Securities Investment	88.9
KIAMCO Siwha Jeongwang Logistics Development Private Real Estate Investment Trust No.1 (*2)	Korea	Securities Investment	50.0
Dabi Hana Inje Gwan-sa BTL Private Special Asset Investment Trust (*2)	Korea	Securities Investment	50.0
Alceon Australia Alternative General Private Investment Trust No.1 (*2)	Korea	Securities Investment	100.0
KB NA Sound Point Private Special Asset Fund 3(*2)	Korea	Securities Investment	100.0
Alceon Australia RDS General Type Private Placement Investment Trust 1(*2)	Korea	Securities Investment	100.0
NH-Amundi Transport Infra Private Fund No. 1 (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 39 (*2)	Korea	Securities Investment	100.0
Alceon Dorchester Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon PRISM Global Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alceon Australia Alternative General Private Investment Trust No.2 (*2)	Korea	Securities Investment	99.9
Alceon Digital Infrastructure General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
IGIS Global Secondary Private Investment Trust No. 504-1 (*2)	Korea	Securities Investment	99.9
Alceon Park Square Europe Private Credit General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alpha Private Debt Blind General Private Investment Trust (*2)	Korea	Securities Investment	99.8
Alceon SOF III General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.8
IGIS European Private Placement Real Estate Investment Trust No. 521-1 (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-2 (*2)	Korea	Securities Investment	99.7
NH-Amundi Europe Direct Lending Private Fund No. 4 (*2)	Korea	Securities Investment	99.5
Koramco Europe Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-1 (*2)	Korea	Securities Investment	99.0
Kiwoom ASM Private Investment Trust[FoFs] (*2)	Korea	Securities Investment	98.1
KEB Hana Bank as trustee of Hyundai Investments Private Fund No.41 (*2)	Korea	Securities Investment	55.6
IBK SeAH Solar Power Generation Private Securities Investment Fund(SOC) (*2)	Korea	Securities Investment	50.0
Koramco PRISM Real Estate Debt Blind Private Real Estate Investment Trust (*2)	Korea	Securities Investment	99.9
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-2 (*2)	Korea	Securities Investment	99.0
Kiwoom PRISM General Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*2)	Korea	Securities Investment	99.8
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*2)	Korea	Securities Investment	99.7
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*2)	Korea	Securities Investment	99.8
Kiwoom Global Infra A.I. Private Type Investment Trust II (*2)	Korea	Securities Investment	98.8
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*2)	Korea	Securities Investment	98.1
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 31 (*2)	Korea	Securities Investment	98.4
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*2)	Korea	Securities Investment	99.6
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*2)	Korea	Securities Investment	99.6
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*2)	Korea	Securities Investment	50.5
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*2)	Korea	Securities Investment	99.3
KB NB Private Investment Trust No. 4 (*2)	Korea	Securities Investment	57.1
Pacific No.70 General Private Real Estate Investment Trust (*1)	Korea	Securities Investment	53.8
Hanwha Abu Dhabi Gas Infrastructure General Private Special Asset Investment Trust No.1 (*1)	Korea	Securities Investment	62.2

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator. Consequently, the Group has no control as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of June 30, 2026		For the six-month period ended June 30, 2026
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Total comprehensive income(loss) attributable to owners
Woori Bank	531,262,370	499,717,338	21,189,268	1,372,953	3,072,125
Tongyang Life Insurance Co., Ltd.	35,508,712	32,689,280	2,444,577	98,082	725,715
Woori Card Co., Ltd.	18,510,113	15,544,678	1,228,555	94,479	110,446
Woori Financial Capital Co., Ltd.	12,985,257	11,103,927	972,245	76,897	77,805
Woori Investment Securities Co., Ltd.	12,701,392	10,473,876	395,540	24,725	26,989
ABL Life Insurance Co., Ltd.	19,340,202	18,533,065	2,047,754	16,698	125,761
Woori Asset Trust Co., Ltd.	319,277	66,121	43,021	13,555	13,802
Woori Savings Bank	2,265,290	2,046,253	67,990	11,323	11,201
Woori Financial F&I Co., Ltd.	1,642,156	1,305,478	37,941	(4,393)	(4,393)
Woori Asset Management Corp.	213,905	21,544	43,062	18,628	18,655
Woori Venture Partners Co., Ltd.	426,620	47,581	46,420	30,018	30,350
Woori Private Equity Asset Management Co., Ltd.	120,593	9,053	20,554	11,785	11,697
Woori Credit Information Co., Ltd.	44,427	6,677	17,480	5	136
Woori Fund Service Co., Ltd.	34,934	2,664	9,956	2,329	2,329
Woori FIS Co., Ltd.	54,858	8,692	91,400	(331)	(374)
Woori Finance Research Institute Co., Ltd.	6,134	2,811	4,578	(575)	(596)

	As of December 31, 2025		For the six-month period ended June 30, 2025
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Total comprehensive income(loss) attributable to owners
Woori Bank	502,846,197	473,158,744	20,717,495	1,557,693	1,261,801
Tongyang Life Insurance Co., Ltd. (*)	35,444,959	33,351,243	—	—	—
Woori Card Co., Ltd.	17,512,741	14,620,417	1,213,759	76,061	59,365
Woori Financial Capital Co., Ltd.	12,361,366	10,523,678	934,030	67,350	67,307
Woori Investment Securities Co., Ltd.	9,706,286	8,504,657	239,552	17,142	34,105
ABL Life Insurance Co., Ltd. (*)	19,609,549	18,928,173	—	—	—
Woori Asset Trust Co., Ltd.	302,661	63,308	39,516	(89,998)	(90,050)
Woori Savings Bank	2,061,407	1,853,571	66,894	11,232	12,021
Woori Financial F&I Co., Ltd.	1,271,613	930,542	41,601	2,064	2,064
Woori Asset Management Corp.	204,188	24,860	31,212	8,549	8,503
Woori Venture Partners Co., Ltd.	382,040	28,151	10,542	21,378	21,141
Woori Private Equity Asset Management Co., Ltd.	106,003	6,161	5,819	778	865
Woori Credit Information Co., Ltd.	45,455	7,581	18,720	293	144
Woori Fund Service Co., Ltd.	33,882	2,665	8,963	1,998	1,998
Woori FIS Co., Ltd.	52,554	6,015	88,319	(1,354)	(1,365)
Woori Finance Research Institute Co., Ltd.	7,469	3,550	4,373	(454)	(467)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of June 30, 2026 and December 31, 2025, the Group provides 2,849,028 million Won and 2,429,099 million Won of credit facilities, respectively, for the structured entities mentioned above. As of June 30, 2026 and December 31, 2025, the purchase commitment amounts to 5,104,588 million Won and 3,638,934 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(6)

As of June 30, 2026 and December 31, 2025, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2026	December 31, 2025
Woori Bank (*1)	1,406,512	1,406,512
Tongyang Life Insurance Co., Ltd.	466,339	305,892
Woori Investment Securities Co., Ltd. (*2)	—	1,386
PT Bank Woori Saudara Indonesia 1906 Tbk	82,540	89,767
Wealth Development Bank	22,835	22,292
PT Woori Finance Indonesia Tbk.	16,576	15,446

(*1)	Hybrid securities issued by Woori Bank

(*2)	Additional minority interests were acquired, resulting in the entity becoming a wholly owned subsidiary during the six-month period ended june 30, 2026.

2)	Net income attributable to non-controlling interests

	For the six-month periods ended June 30
	2026	2025
Woori Bank (*)	42,929	47,749
Tongyang Life Insurance Co., Ltd.	21,712	—
Woori Investment Securities Co., Ltd.	4	84
Woori Asset Trust Co., Ltd.	—	(372)
PT Bank Woori Saudara Indonesia 1906 Tbk	(8,184)	(5,584)
Wealth Development Bank	(204)	(205)
PT Woori Finance Indonesia Tbk.	746	593

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the six-month periods ended June 30
	2026	2025
Woori Bank (*)	42,929	47,749
PT Bank Woori Saudara Indonesia 1906 Tbk	—	983
Others	16	16

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Financial Reporting for some periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2025 for understanding of the accompanying condensed consolidated interim financial statements. The accompanying condensed consolidated interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Group since the end of the previous annual reporting period.

(1)	From the accounting period beginning on January 1, 2026, the Group has newly applied the following standards and interpretations.

1) Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2) Annual Improvements to Korean IFRS

Annual Improvements to Korean IFRS should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

3) Amendments to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures—Contracts Referencing Nature-dependent Electricity’

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRS that have been issued and published as of January 1, 2026 but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

1) Issuance of K-IFRS No. 1118, Presentation and Disclosure in Financial Statements

K-IFRS No. 1118, ‘Presentation and Disclosure in Financial Statements,’ replaces K-IFRS No. 1001, ‘Presentation of Financial Statements’. The new standard introduces revised presentation requirements that are expected to enhance the comparability of financial performance among similar entities, particularly with respect to the definition of operating profit or loss.

If the Group prepares its financial statements in accordance with K-IFRS No. 1118, certain significant differences from the current financial statements are expected to arise. The key accounting policies that are expected to result in such differences are described below. These matters do not represent all differences that may arise in the future and are subject to change based on further analysis.

•	Changes in the Presentation of Statement of Profit or Loss

K-IFRS No. 1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income tax, and discontinued operations. Under this standard, all income and expenses that are not classified as investing, financing, income tax, or discontinued operations are classified as operating, and operating profit or loss is defined as a residual measure of profit or loss.

To classify income and expenses into categories, the Group is required to assess its main business activities. If the Group’s main business activities include investing in certain types of assets or providing financing to customers, income and expenses that would otherwise have been classified as investing or financing activities are classified as operating activities when such activities constitute the Group’s main business activities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

As a result, operating profit or loss under K-IFRS No. 1118 differs significantly from operating profit or loss under the current K-IFRS No. 1001, which is defined as operating revenue less operating expenses. K-IFRS No. 1118 requires operating profit or loss calculated in accordance with K-IFRS No. 1001 to be disclosed in the Notes, along with a reconciliation between operating profit or loss under K-IFRS No. 1118 and that under K-IFRS No. 1001.

In addition, K-IFRS No. 1118 requires the presentation in the statement of profit or loss of: - “Operating profit or loss,” comprising all income and expenses classified within the operating category; - “Profit or loss before financing and income tax,” comprising operating profit or loss and all income and expenses classified within the investing category; and - “Profit or loss for the period.”

However, when the Group’s main business activity is providing financing to customers, the presentation of “profit or loss before financing and income tax” may not be applicable, depending on the accounting policy elected.

•	Introduction of Disclosures of Management-Defined Performance Measures

K-IFRS No. 1118 introduces new disclosure requirements for management-defined performance measures. These measures are defined as subtotals of income and expenses that are not listed in paragraph 118 of K-IFRS No. 1118 and are not explicitly required to be presented or disclosed by IFRS Accounting Standards. Management-defined performance measures are used by entities in public communications separately from the financial statements to communicate management’s view of the entity’s financial performance to users of the financial statements.

When management-defined performance measures are presented, the entity is required to disclose the reasons for using such measures, the basis of their calculation, a reconciliation to the most directly comparable subtotal specified in K-IFRS No. 1118, the income tax effects of each reconciling item, and the effects on non-controlling interests.

•	Changes in the Classification of Cash Flows

As a result of the issuance of K-IFRS No. 1118, certain amendments have been made to K-IFRS No. 1007, Statement of Cash Flows. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss for the period to operating profit or loss. In addition, the accounting policy option regarding the classification of interest and dividend-related cash flows has been eliminated.

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. In accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, the standard is required to be applied retrospectively. Accordingly, comparative information for the financial year ended December 31, 2026 will be restated in accordance with K-IFRS No. 1118. Amendments to K-IFRS No. 1007 and K-IFRS No. 1033 arising from the issuance of K-IFRS No. 1118, as well as the amended K-IFRSs No. 1008 and No. 1107, will be effective at the time K-IFRS No. 1118 is applied.

•	Assessment of Significant Impacts

K-IFRS No. 1118 has not been applied by the Group, as its mandatory effective date has not yet been reached. The Group will present its first interim financial statements in accordance with K-IFRS No. 1118 for the period ending June 30, 2027. Based on information available as of June 30, 2026, the Group is performing a preliminary assessment of the potential impact of the adoption of K-IFRS No. 1118.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)

Material accounting policies and method of computation used in the preparation of the interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2025, except as described below.

i) Income Tax Expense

Income tax expense for an interim period is calculated by applying the income tax rate expected to be applicable to the estimated total annual profit, that is, the estimated average annual effective income tax rate, to the profit before tax for the interim period.

ii) Application of the Revaluation Model to Land Classified as premises and equipment

The Group changed its accounting policy for the subsequent measurement of land classified as premises and equipment from the historical cost model to the revaluation model, effective from the current period, having assessed that the revaluation model provides more reliable and relevant information regarding the fair value of land.

In accordance with K-IFRS No. 1016, Property, Plant and Equipment, the accounting policy of revaluing assets is not applied retrospectively when first adopted. Accordingly, the Group did not restate the comparative financial statements for the prior period.

Land is measured at fair value based on valuations performed by an independent external appraiser. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from fair value at the end of the reporting period. Land is carried at the revalued amount, being its fair value at the date of revaluation less any subsequent accumulated impairment losses.

If the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity under revaluation surplus, net of deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss.

If the carrying amount of an asset is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The revaluation surplus related to land recognized in equity is transferred to retained earnings when the asset is derecognized.

a) The carrying amount of land measured under the revaluation model and the carrying amount that would have been recognized under the cost model as of June 30, 2026, are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Revaluation Model	Cost Model
Land	4,185,810	1,717,806

As of the current period ended June 30, 2026, the revaluation date of land is March 31, 2026, and its fair value was determined based on valuations performed by an independent external appraisal firm.

b) During the current period ended June 30, 2026, other comprehensive income of 2,474,043 million Won (before income tax effect of 678,021 million Won) was recognized due to revaluation of land. The revaluation surplus (other comprehensive income) from the revaluation of land is not included in distributable profits under the Korean Commercial Act.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

c) The fair value hierarchy of land as of June 30, 2026, are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Land	—	—	4,185,810	4,185,810

d) Valuation methods of Land measured at fair value and classified into Level 3 and significant but unobservable inputs as of June 30, 2026 is as follows:

Fair value measurement Technique Type	Significant but unobservable input variable	Impact of changes in significant unobservable inputs on fair value measurement
Officially announced land price approach	Individual factor adjustment, etc.
Sales comparison approach	Individual factor adjustment, Return of capital, etc.	Positive(+) correlation
Income capitalization approach	Reasonable rent and maintenance fee
	Vacancy rate, Operating expense ratio, Exit cap rate	Negative(-) correlation

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2025, except for the estimation method used to determine income tax expense, “and the application of the revaluation model for property, plant and equipment.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by the Board Risk Management Committee, Chief Risk Officer (CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Board Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Board Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as real GDP growth rate (real, original series), manufacturing capacity utilization rate, apartment sales price index (KB, Seoul), and unemployment rate (original series) in order to forecast future economic conditions.

The Group applies a future economic situation estimation model as follows, and the results are reviewed regularly.

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of June 30, 2026 and December, 31, 2025 is as follows (Unit: Korean Won in millions):

		June 30, 2026	December 31, 2025
Loans and other financial assets at amortized cost	Korean treasury and government agencies	3,312,140	538,314
	Banks	36,241,741	23,189,957
	Corporates	193,324,381	188,753,434
	Consumers	205,565,937	200,014,078

	Sub-total	438,444,199	412,495,783

Financial assets at FVTPL (*2)	Deposits	259,846	261,470
	Debt securities	10,692,397	9,552,081
	Loans	667,599	1,126,446
	Derivative assets	9,173,882	5,774,203
	Others	354,046	156,134

	Sub-total	21,147,770	16,870,334

Financial assets at FVTOCI	Debt securities and others	81,747,728	82,071,637
Securities at amortized cost	Debt securities	18,416,435	18,707,459
Derivative assets	Derivative assets (Designated for hedging)	155,219	217,180
Off-balance accounts	Payment guarantees (*3)	18,233,357	16,070,098
	Loan commitments	137,828,799	134,286,067

	Sub-total	156,062,156	150,356,165

	Total (*1)	715,973,507	680,718,558

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of June 30, 2026 and December 31, 2025, the financial guarantee amount of 5,311,134 million Won and 5,032,808 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2026
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	405,741,751	6,135,084	7,342,595	762,921	1,490,038	16,971,810	438,444,199
Securities at amortized cost	17,570,860	261,235	528,402	—	—	55,938	18,416,435
Financial assets at FVTPL	17,726,622	605	1,267,710	675,313	241,827	1,235,693	21,147,770
Financial assets at FVTOCI	67,683,857	875,457	6,158,736	895,259	799,405	5,335,014	81,747,728
Derivative assets (Designated for hedging)	141,742	—	11,589	—	1,888	—	155,219
Off-balance accounts	147,870,808	1,307,158	1,891,514	635,199	48,747	4,308,730	156,062,156

Total	656,735,640	8,579,539	17,200,546	2,968,692	2,581,905	27,907,185	715,973,507

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2025
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	381,895,446	5,455,324	6,700,018	775,262	1,266,134	16,403,599	412,495,783
Securities at amortized cost	17,720,610	55,390	779,676	—	—	151,783	18,707,459
Financial assets at FVTPL	14,030,387	32	1,151,755	502,905	277,765	907,490	16,870,334
Financial assets at FVTOCI	70,443,271	1,102,112	4,752,496	400,316	591,861	4,781,581	82,071,637
Derivative assets (Designated for hedging)	180,170	—	30,719	—	6,291	—	217,180
Off-balance accounts	142,669,598	1,069,795	1,439,439	756,252	35,333	4,385,748	150,356,165

Total	626,939,482	7,682,653	14,854,103	2,434,735	2,177,384	26,630,201	680,718,558

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2026 and December 31, 2025 (Unit: Korean Won in millions):

	June 30, 2026
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	90,199,906	56,463,116	55,678,180	5,748,454	199,508,616	30,845,927	438,444,199
Securities at amortized cost	99,917	—	8,279,478	39,969	—	9,997,071	18,416,435
Financial assets at FVTPL	615,618	962,220	13,351,685	82,281	307	6,135,659	21,147,770
Financial assets at FVTOCI	664,685	1,419,833	36,889,817	802,316	—	41,971,077	81,747,728
Derivative assets (Designated for hedging)	—	—	155,219	—	—	—	155,219
Off-balance accounts	26,741,486	27,862,587	13,898,490	3,052,149	75,254,804	9,252,640	156,062,156

Total	118,321,612	86,707,756	128,252,869	9,725,169	274,763,727	98,202,374	715,973,507

	December 31, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	88,350,901	52,551,867	40,292,287	5,754,395	196,402,459	29,143,874	412,495,783
Securities at amortized cost	89,611	—	8,009,336	39,968	—	10,568,544	18,707,459
Financial assets at FVTPL	498,155	677,238	9,126,225	145,149	100	6,423,467	16,870,334
Financial assets at FVTOCI	388,717	1,308,907	39,468,777	867,980	—	40,037,256	82,071,637
Derivative assets (Designated for hedging)	—	—	217,180	—	—	—	217,180
Off-balance accounts	24,121,840	25,922,599	14,542,861	3,533,170	73,040,583	9,195,112	150,356,165

Total	113,449,224	80,460,611	111,656,666	10,340,662	269,443,142	95,368,253	680,718,558

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of June 30, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

	June 30, 2026
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	375,955,643	30,028,658	16,755,370	13,860,995	4,040,209	1,480,796	442,121,671	(3,677,472)	438,444,199
Korean treasury and government agencies	3,312,654	—	—	—	—	—	3,312,654	(514)	3,312,140
Banks	35,776,374	493,441	—	—	—	—	36,269,815	(28,074)	36,241,741
Corporates	159,050,751	24,094,494	3,225,633	5,725,762	1,931,598	1,480,796	195,509,034	(2,184,653)	193,324,381
General business	111,302,515	15,512,965	2,250,733	4,367,255	1,283,264	—	134,716,732	(1,505,917)	133,210,815
Small- and medium-sized enterprise	32,681,720	7,747,178	529,395	1,256,070	341,328	—	42,555,691	(439,539)	42,116,152
Project financing and others	15,066,516	834,351	445,505	102,437	307,006	1,480,796	18,236,611	(239,197)	17,997,414
Consumers	177,815,864	5,440,723	13,529,737	8,135,233	2,108,611	—	207,030,168	(1,464,231)	205,565,937
Securities at amortized cost	18,427,149	—	—	—	—	—	18,427,149	(10,714)	18,416,435
Financial assets at FVTOCI (*3)	81,566,660	181,068	—	—	—	—	81,747,728	(32,036)	81,747,728

Total	475,949,452	30,209,726	16,755,370	13,860,995	4,040,209	1,480,796	542,296,548	(3,720,222)	538,608,362

	June 30, 2026
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	246,717,142	25,964,825	1,661,122	1,467,930	275,811,019
Korean treasury and government agencies	131,534	—	—	—	131,534
Banks	2,657,205	261	—	—	2,657,466
Corporates	103,208,325	7,465,274	1,099,761	1,467,930	113,241,290
General business	62,749,655	5,485,276	722,893	—	68,957,824
Small- and medium-sized enterprise	28,275,466	1,432,095	210,334	—	29,917,895
Project financing and others	12,183,204	547,903	166,534	1,467,930	14,365,571
Consumers	140,720,078	18,499,290	561,361	—	159,780,729
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	246,717,142	25,964,825	1,661,122	1,467,930	275,811,019

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	354,069,178	30,632,768	13,842,896	12,837,364	3,564,522	1,137,650	416,084,378	(3,588,595)	412,495,783
Korean treasury and government agencies	539,215	—	—	—	—	—	539,215	(901)	538,314
Banks	22,832,170	380,843	—	—	—	—	23,213,013	(23,056)	23,189,957
Corporates	155,984,903	23,571,082	3,177,635	5,395,186	1,733,385	1,137,650	190,999,841	(2,246,407)	188,753,434
General business	107,006,628	14,727,532	2,404,812	3,754,332	1,102,892	—	128,996,196	(1,518,049)	127,478,147
Small- and medium-sized enterprise	33,828,252	8,118,497	542,006	1,469,338	368,686	—	44,326,779	(456,931)	43,869,848
Project financing and others	15,150,023	725,053	230,817	171,516	261,807	1,137,650	17,676,866	(271,427)	17,405,439
Consumers	174,712,890	6,680,843	10,665,261	7,442,178	1,831,137	—	201,332,309	(1,318,231)	200,014,078
Securities at amortized cost	18,718,526	—	—	—	—	—	18,718,526	(11,067)	18,707,459
Financial assets at FVTOCI (*3)	81,911,940	159,697	—	—	—	—	82,071,637	(29,204)	82,071,637

Total	454,699,644	30,792,465	13,842,896	12,837,364	3,564,522	1,137,650	516,874,541	(3,628,866)	513,274,879

	December 31, 2025
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011
Korean treasury and government agencies	103,817	—	—	—	103,817
Banks	1,815,479	—	—	—	1,815,479
Corporates	99,471,630	7,066,546	720,305	1,128,343	108,386,824
General business	61,218,056	5,128,816	516,966	—	66,863,838
Small- and medium-sized enterprise	26,662,910	1,594,623	142,383	—	28,399,916
Project financing and others	11,590,664	343,107	60,956	1,128,343	13,123,070
Consumers	141,273,827	15,316,260	498,804	—	157,088,891
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	17,179,253	917,471	22,453	63,354	50,826	18,233,357
Loan Commitments	131,538,000	3,769,678	1,928,137	559,448	33,536	137,828,799

Total	148,717,253	4,687,149	1,950,590	622,802	84,362	156,062,156

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2025
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,186,145	776,039	18,603	66,204	23,107	16,070,098
Loan commitments	127,446,436	3,821,389	2,461,016	521,696	35,530	134,286,067

Total	142,632,581	4,597,428	2,479,619	587,900	58,637	150,356,165

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the six-month period ended June 30, 2026, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, default risks that may occur due to sudden default, and residual risk-bearing equity capital for other losses.

b) Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 34. Contingent Liabilities and Commitments (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	361,892	33,223	211,668	303,415	187,518	—	1,097,716
Deposits due to customers	234,895,270	57,887,188	33,933,601	33,797,068	23,799,912	1,133,486	385,446,525
Borrowings	26,547,778	4,601,269	4,231,486	3,911,575	4,807,234	504,454	44,603,796
Debentures	6,194,851	5,184,695	5,909,086	6,014,553	35,570,382	3,875,582	62,749,149
Lease liabilities	65,822	50,375	47,222	39,187	367,323	88,101	658,030
Other financial liabilities (*)	42,647,184	207,614	85,099	61,816	1,043,347	3,850,017	47,895,077
Investment contract liabilities	4,181,817	—	—	—	—	—	4,181,817

Total	314,894,614	67,964,364	44,418,162	44,127,614	65,775,716	9,451,640	546,632,110

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	456,606	103,174	131,181	310,111	324,118	17,501	1,342,691
Deposits due to customers	239,003,957	43,936,717	31,733,945	47,843,702	18,670,748	1,212,186	382,401,255
Borrowings	18,209,601	4,676,557	3,879,109	3,202,042	3,881,934	518,214	34,367,457
Debentures	7,015,353	3,594,266	4,732,824	4,586,030	35,650,614	4,127,981	59,707,068
Lease liabilities	66,838	55,213	50,236	43,549	357,379	44,575	617,790
Other financial liabilities(*)	24,614,468	194,968	35,049	47,917	1,103,857	3,849,974	29,846,233
Investment contract liabilities	3,702,780	—	—	—	—	—	3,702,780

Total	293,069,603	52,560,895	40,562,344	56,033,351	59,988,650	9,770,431	511,985,274

(*)	Lease liabilities are not included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2026	Cash flow risk hedge	185,988	854,120	47,847	87,610	1,255,581	59,391	2,490,537
	Fair value risk hedge	55,762	40,230	720	23,545	78,578	(23,673)	175,162
	Trading purpose	8,051,989	—	—	—	—	—	8,051,989
December 31, 2025	Cash flow risk hedge	245,304	721,902	69,178	691,883	608,819	35,265	2,372,351
	Fair value risk hedge	8,927	24,385	15,933	20,814	38,364	(10,613)	97,810
	Trading purpose	5,129,664	—	—	—	—	—	5,129,664

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Payment guarantees	18,233,357	16,070,098
Loan commitments	137,828,799	134,286,067
Other commitments	5,751,955	5,806,012

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, people and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the major subsidiaries have established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operating Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, insurance, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank

Insurance	Contracting and maintenance of insurance policies, payment of insurance benefits, provision of life insurance-related services, and accompanying business for customers of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.

Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.

Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.

Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.

Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	The composition of each organization’s sectors for the six-month periods ended June 30, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Banking (*1)	Life Insurance	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,579,655	(103,937)	384,615	101,600	62,302	8,020	4,032,255	71,304	547,685	8,479	4,659,723
Non-interest income (expense)	954,591	296,028	96,541	104,826	83,875	1,468,214	3,004,075	23,465	(509,015)	(1,455,540)	1,062,985
Impairment losses due to credit loss	(636,308)	(1,716)	(196,442)	(59,415)	(25,890)	(7,717)	(927,488)	(1,770)	(38,673)	1,906	(966,025)
General and administrative expense	(2,151,159)	(55,247)	(161,719)	(48,967)	(90,863)	(218,794)	(2,726,749)	(392)	—	94,285	(2,632,856)

Net operating income (expense)	1,746,779	135,128	122,995	98,044	29,424	1,249,723	3,382,093	92,607	(3)	(1,350,870)	2,123,827

Share of gain of associates	2,451	1,976	—	(352)	(161)	5,997	9,911	—	—	18,211	28,122
Other non-operating expense	(4,604)	24,381	(1,821)	(8)	(23)	2,028	19,953	979	3	(6,495)	14,440

Non-operating income(expense)	(2,153)	26,357	(1,821)	(360)	(184)	8,025	29,864	979	3	11,716	42,562

Net income(expense) before tax	1,744,626	161,485	121,174	97,684	29,240	1,257,748	3,411,957	93,586	—	(1,339,154)	2,166,389
Tax expense	(380,046)	(46,704)	(25,949)	(20,787)	(4,515)	(18,011)	(496,012)	—	—	(4,462)	(500,474)

Net income(loss)	1,364,580	114,781	95,225	76,897	24,725	1,239,737	2,915,945	93,586	—	(1,343,616)	1,665,915

Total assets	531,262,370	54,848,914	18,510,113	12,985,257	12,701,392	33,007,465	663,315,511	3,833,581	—	(31,969,604)	635,179,488

Investment in associate	840,656	5,429	—	32,078	13,625	26,916,466	27,808,254	—	—	(25,951,573)	1,856,681
Other assets	530,421,714	54,843,485	18,510,113	12,953,179	12,687,767	6,090,999	635,507,257	3,833,581	—	(6,018,031)	633,322,807

Total liabilities	499,717,338	51,222,345	15,544,678	11,103,927	10,473,876	7,491,045	595,553,209	75,436	—	(1,329,300)	594,299,345

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other adjustments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 260,461 million Won and fund contribution fees of 287,836 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 70,537 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,249,918 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Banking (*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,344,244	372,330	105,303	52,812	45,222	3,919,911	75,733	518,610	(446)	4,513,808
Non-interest income(expense)	1,167,531	100,001	92,056	39,642	1,575,986	2,975,216	(6,007)	(469,732)	(1,613,175)	886,302
Impairment losses due to credit loss	(493,562)	(208,299)	(59,859)	(15,531)	(119,563)	(896,814)	2,516	(49,023)	11	(943,310)
General and administrative expense	(2,101,559)	(146,299)	(48,910)	(62,107)	(214,539)	(2,573,414)	(316)	—	94,644	(2,479,086)

Net operating income(expense)	1,916,654	117,733	88,590	14,816	1,287,106	3,424,899	71,926	(145)	(1,518,966)	1,977,714

Share of gain of associates	14,593	—	(281)	86	50,201	64,599	1,697	—	5,392	71,688
Other non-operating expense	18,770	(15,105)	63	60	1,474	5,262	929	145	(4,658)	1,678

Non-operating income(expense)	33,363	(15,105)	(218)	146	51,675	69,861	2,626	145	734	73,366

Net income(expense) before tax	1,950,017	102,628	88,372	14,962	1,338,781	3,494,760	74,552	—	(1,518,232)	2,051,080
Tax expense	(398,096)	(25,975)	(21,021)	2,181	(15,500)	(458,411)	—	—	1,630	(456,781)

Net income(loss)	1,551,921	76,653	67,351	17,143	1,323,281	3,036,349	74,552	—	(1,516,602)	1,594,299

Total assets	494,291,954	15,950,697	12,497,825	8,577,865	31,898,314	563,216,655	3,545,934	—	(32,649,813)	534,112,776

Investment in associate	1,056,906	—	32,602	3,138	24,536,539	25,629,185	4,416	—	(23,857,237)	1,776,364
Other assets	493,235,048	15,950,697	12,465,223	8,574,727	7,361,775	537,587,470	3,541,518	—	(8,792,576)	532,336,412

Total liabilities	465,742,436	13,145,609	10,738,266	7,398,438	5,890,561	502,915,310	71,928	—	(4,589,980)	498,397,258

(*1) The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).

(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 256,582 million Won and fund contribution fees of 262,256 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 68,660 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,435,418 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Operating profit or loss from external customers for the six-month periods ended June 30, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
Details	2026	2025
Domestic	2,075,427	1,827,766
Foreign	48,400	149,948

Total	2,123,827	1,977,714

(4)	Major non-current assets as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

Details (*)	June 30, 2026	December 31, 2025
Domestic	8,964,586	7,364,083
Foreign	574,542	552,243

Total	9,539,128	7,916,326

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the six-month periods ended June 30, 2026 and 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Cash	1,593,700	1,826,020
Foreign currencies	988,267	642,158
Demand deposits	35,563,103	35,891,982
Fixed deposits	112,910	139,519

Total	38,257,980	38,499,679

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	June 30, 2026	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	12,314,445	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	8,458,375	Reserve deposits etc.

Total		20,772,820

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,555,802	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,919,255	Reserve deposits etc.

Total		23,475,057

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Financial assets at fair value through profit or loss	40,585,470	34,245,475

(2)	Financial assets at fair value through profit or loss as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Deposits:
Gold banking asset	259,846	261,470
Securities:
Debt securities
Korean treasury and government agencies	5,913,622	6,044,402
Financial institutions	1,338,839	883,209
Corporates	2,468,650	1,614,666
Foreign currency bond	717,223	698,615
Others	254,063	311,189
Equity securities	2,292,559	1,613,419
Capital contributions	3,269,570	3,085,315
Beneficiary certificates	13,512,776	12,359,483
Others	624,253	387,342

Sub-total	30,391,555	26,997,640

Loans	667,599	1,126,446
Derivatives assets	9,173,882	5,774,203
Other financial assets	92,588	85,716

Total	40,585,470	34,245,475

The Group does not hold any financial assets designated as at fair value through profit or loss as of June 30, 2026 and December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Debt securities:
Korean treasury and government agencies	18,864,711	20,371,690
Financial institutions	29,095,690	32,931,685
Corporates	11,455,490	10,108,432
Bond denominated in foreign currencies	15,393,376	12,974,851
Securities loaned	6,666,190	5,674,738

Sub-total	81,475,457	82,061,396
Equity securities: (*)
Stocks	1,271,150	1,011,907
Capital contributions	11,634	11,634
Beneficiary certificates	1,711	—
Others	412,538	404,344

Sub-total	1,697,033	1,427,885

Loans:	272,271	10,241

Total	83,444,761	83,499,522

(*)

The equity instruments are designated as financial assets at fair value through other comprehensive income (FVTOCI), as they are held for strategic business alliances, acquisitions through debt-to-equity conversions, and similar purposes.

(2)

The fair value gains or losses recognized in other comprehensive income related to equity securities designated as financial assets measured at fair value through other comprehensive income (FVTOCI) for the periods ended June 30, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Derecognized equity instruments		Held equity instruments
	Three-month	Six-month	Three-month	Six-month
Equity securities:
Stocks	306	387	(28,233)	33,717
Capital contributions	—	—	—	—
Beneficiary certificates	—	—	—	—
Others	—	—	(8,756)	(21,806)

Total	306	387	(36,989)	11,911

	For the six-month period ended June 30, 2025
	Derecognized equity instruments		Held equity instruments
	Three-month	Six-month	Three-month	Six-month
Equity securities:
Stocks	1,611	(3,105)	(11,492)	33,118
Capital contributions	—	—	31	31
Beneficiary certificates	—	—	—	—
Others	—	—	—	—

Total	1,611	(3,105)	(11,461)	33,149

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)

Details of equity securities designated as financial assets measured at fair value through other comprehensive income (FVTOCI) that were disposed of during the periods ended June 30, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026 (*1)		For the six-month period ended June 30, 2025 (*2)
	Fair value at disposal	Cumulative gain (loss)	Fair value at disposal	Cumulative gain (loss)
Equity securities:
Stocks	712	405	10,193	(2,483)
Capital contributions	—	—	—	—
Beneficiary certificates	—	—	—	—
Others	—	—	—	—

Total	712	405	10,193	(2,483)

(*1)	It was disposed due to a change in the purpose of holding.

(*2)	It was disposed of due to the disposal of shares acquired through debt-to-equity conversions and other related reasons.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,204)	—	—	(29,204)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(7,028)	—	—	(7,028)
Disposal	4,341	—	—	4,341
Others (*)	(146)	—	—	(146)

Ending balance	(32,037)	—	—	(32,037)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,084)	—	—	(29,084)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(489)	—	—	(489)
Disposal	3,618	—	—	3,618
Others (*)	433	—	—	433

Ending balance	(25,522)	—	—	(25,522)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	82,071,637	—	—	82,071,637
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,183,706	—	—	22,183,706
Disposal / Recovery	(20,351,008)	—	—	(20,351,008)
Gain (loss) on valuation	(3,064,795)	—	—	(3,064,795)
Amortization based on effective interest method	136,924	—	—	136,924
Others (*)	771,264	—	—	771,264

Ending balance	81,747,728	—	—	81,747,728

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,922,671	—	—	42,922,671
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,255,274	—	—	14,255,274
Disposal / Recovery	(18,381,141)	—	—	(18,381,141)
Gain (loss) on valuation	88,888	—	—	88,888
Amortization based on effective interest method	71,855	—	—	71,855
Others (*)	(445,614)	—	—	(445,614)

Ending balance	38,511,933	—	—	38,511,933

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Korean treasury and government agencies	9,005,462	9,698,695
Financial institutions	3,837,394	3,352,648
Corporates	4,682,612	4,587,881
Bond denominated in foreign currencies	901,681	1,079,302
Allowance for credit losses	(10,714)	(11,067)

Total	18,416,435	18,707,459

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,067)	—	—	(11,067)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	390	—	—	390
Others (*)	(37)	—	—	(37)

Ending balance	(10,714)	—	—	(10,714)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,763)	—	—	(10,763)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	217	—	—	217
Others (*)	73	—	—	73

Ending balance	(10,473)	—	—	(10,473)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	18,718,526	—	—	18,718,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,663,876	—	—	1,663,876
Disposal / Recovery	(2,084,560)	—	—	(2,084,560)
Amortization based on effective interest method	56,294	—	—	56,294
Others (*)	73,013	—	—	73,013

Ending balance	18,427,149	—	—	18,427,149

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	19,213,940	—	—	19,213,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,473,315	—	—	2,473,315
Disposal / Recovery	(2,871,657)	—	—	(2,871,657)
Amortization based on effective interest method	55,400	—	—	55,400
Others (*)	(97,818)	—	—	(97,818)

Ending balance	18,773,180	—	—	18,773,180

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Due from banks	3,392,689	2,674,644
Loans	404,570,817	398,706,030
Other financial assets	30,480,693	11,115,109

Total	438,444,199	412,495,783

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Due from banks in local currency:
Due from depository banks	492,654	531,542
Due from non-depository institutions	40,542	20,624
Due for securities trading	224,352	196,557
Others	164,262	407,445
Loss allowance	(908)	(408)

Sub-total	920,902	1,155,760

Due from banks in foreign currencies:
Due from banks on demand	138,827	149,839
Due from banks on time	522,529	276,498
Others	1,816,390	1,096,819
Loss allowance	(5,959)	(4,272)

Sub-total	2,471,787	1,518,884

Total	3,392,689	2,674,644

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2026	Reason of restriction
Due from banks in local currency:
Others	Citi Bank and others	224,556	Reserve deposits and others
Securities trading	Korea exchange and Korea Securities Finance Corporation	197,300	Customer deposit refund reserve and futures trading margin and others

	Sub-total	421,856

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	137,742	Reserve deposits and others
Due from banks on time	TORONTO DOMINION BANK, NEW YORK and others	184,980	Federal Reserve Discount Window and others
Others	BNP-PARIBAS, PAR and others	1,432,577	CSA collateral and others

	Sub-total	1,755,299

	Total	2,177,155

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Others	Citi Bank and others	248,704	Reserve deposits
Securities trading	Korea Exchange Co.,Ltd. and Korea Securities Finance Corporation and others	165,304	Customer deposit refund reserve and futures trading margin and others

	Sub-total	414,008

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	149,279	Reserve deposits and others
Due from banks on time	Toronto Dominion Bank, New York, and others	129,141	Federal Reserve Discount Window
Others	GOLDMAN SACHS INTL., LON and others	775,829	CSA collateral and others

	Sub-total	1,054,249

	Total	1,468,257

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,680)	—	—	(4,680)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(2,078)	—	—	(2,078)
Others (*)	(109)	—	—	(109)

Ending balance	(6,867)	—	—	(6,867)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,327)	—	—	(6,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	3,379	—	—	3,379
Others (*)	36	—	—	36

Ending balance	(2,912)	—	—	(2,912)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,679,324	—	—	2,679,324
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	643,528	—	—	643,528
Others (*)	76,704	—	—	76,704

Ending balance	3,399,556	—	—	3,399,556

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,636,931	—	—	2,636,931
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	(627,354)	—	—	(627,354)
Others (*)	(73,531)	—	—	(73,531)

Ending balance	1,936,046	—	—	1,936,046

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Loans in local currency	331,332,164	322,659,399
Loans in foreign currencies	35,391,809	32,375,735
Domestic banker’s usance	3,289,592	2,647,891
Credit card accounts	14,821,387	13,960,884
Bills bought in foreign currencies	4,201,412	4,396,122
Bills bought in local currency	142,325	82,657
Factoring receivables	7,353	6,315
Advances for customers on guarantees	29,169	12,602
Private placement bonds	728,776	669,431
Securitized loans	3,990,991	3,325,383
Call loans	2,025,124	2,430,625
Bonds purchased under resale agreements	6,682,067	14,598,594
Financial lease receivables	894,595	991,331
Installment financial bond	2,525,040	2,429,860
Securities loans	950,413	445,960
Others	2,258	2,257
Loan origination costs and fees	921,014	926,343
Discounted present value	(8,744)	(9,107)
Allowance for credit losses	(3,355,928)	(3,246,252)

Total	404,570,817	398,706,030

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(204,589)	(157,463)	(316,231)	(956,618)	(480,701)	(689,861)	(9,309)
Transfer to 12-month expected credit losses	(38,717)	38,100	616	(48,163)	45,202	2,961	—
Transfer to lifetime expected credit losses	15,108	(17,948)	2,841	46,536	(50,821)	4,286	—
Transfer to credit-impaired financial assets	5,568	20,950	(26,518)	44,163	89,285	(133,448)	—
Net reversal(provision) of allowance for credit losses	(7,723)	(59,395)	(213,752)	(22,425)	(51,972)	(372,234)	(6,627)
Recovery	—	—	(24,056)	—	—	(46,059)	—
Charge-off	—	—	170,937	—	—	346,500	—
Disposal	—	292	40,644	3	770	141,854	5,217
Interest income from impaired loans	—	—	8,508	—	—	17,713	—
Others	9,324	163	(42,978)	(146)	1,609	19,224	(2,150)

Ending balance	(221,029)	(175,301)	(399,989)	(936,650)	(446,628)	(709,064)	(12,869)

	For the six-month period ended June 30, 2026
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(130,557)	(103,829)	(197,094)	(1,291,764)	(741,993)	(1,203,186)	(9,309)
Transfer to 12-month expected credit losses	(21,529)	21,428	101	(108,409)	104,730	3,678	—
Transfer to lifetime expected credit losses	9,008	(10,668)	1,659	70,652	(79,437)	8,786	—
Transfer to credit-impaired financial assets	2,527	12,640	(15,167)	52,258	122,875	(175,133)	—
Net reversal(provision) of allowance for credit losses	2,430	(23,195)	(203,564)	(27,718)	(134,562)	(789,550)	(6,627)
Recovery	—	—	(12,877)	—	—	(82,992)	—
Charge-off	—	—	162,280	—	—	679,717	—
Disposal	—	—	52,009	3	1,062	234,507	5,217
Interest income from impaired loans	—	—	—	—	—	26,221	—
Others	—	—	—	9,178	1,772	(23,754)	(2,150)

Ending balance	(138,121)	(103,624)	(212,653)	(1,295,800)	(725,553)	(1,321,706)	(12,869)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)
Transfer to 12-month expected credit losses	(32,235)	29,452	2,783	(77,060)	71,646	5,414	—
Transfer to lifetime expected credit losses	20,478	(23,348)	2,870	40,794	(45,222)	4,428	—
Transfer to credit-impaired financial assets	6,608	17,003	(23,611)	53,571	109,025	(162,596)	—
Net reversal(provision) of allowance for credit losses	35,669	(45,775)	(155,624)	(14,002)	65,907	(525,019)	(2,713)
Recovery	—	—	(22,436)	—	—	(14,815)	—
Charge-off	—	—	125,125	—	—	282,735	—
Disposal	15	599	44,115	4	1,368	129,635	3,205
Interest income from impaired loans	—	—	8,071	—	—	15,571	—
Others	(678)	721	1,995	14,649	(4,440)	45,461	(2,582)

Ending balance	(198,473)	(169,663)	(296,837)	(953,543)	(501,362)	(845,107)	(9,385)

	For the six-month period ended June 30, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)
Transfer to 12-month expected credit losses	(32,765)	32,645	120	(142,060)	133,743	8,317	—
Transfer to lifetime expected credit losses	9,354	(10,601)	1,247	70,626	(79,171)	8,545	—
Transfer to credit-impaired financial assets	2,771	9,112	(11,883)	62,950	135,140	(198,090)	—
Net reversal(provision) of allowance for credit losses	12,802	(26,592)	(213,900)	34,469	(6,460)	(894,543)	(2,713)
Recovery	—	—	(12,052)	—	—	(49,303)	—
Charge-off	—	—	164,556	—	—	572,416	—
Disposal	—	—	33,237	19	1,967	206,987	3,205
Interest income from impaired loans	—	—	—	—	—	23,642	—
Others	—	—	—	13,971	(3,719)	47,456	(2,582)

Ending balance	(131,135)	(110,466)	(196,842)	(1,283,151)	(781,491)	(1,338,786)	(9,385)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	147,019,855	15,304,705	932,172	211,707,132	10,163,569	1,717,711	1,137,650
Transfer to 12-month expected credit losses	6,457,271	(6,447,277)	(9,994)	2,530,370	(2,522,944)	(7,426)	—
Transfer to lifetime expected credit losses	(8,963,644)	8,990,878	(27,234)	(6,534,265)	6,545,743	(11,477)	—
Transfer to credit-impaired financial assets	(179,330)	(225,642)	404,973	(782,278)	(532,572)	1,314,850	—
Charge-off	—	—	(170,937)	—	—	(346,500)	—
Disposal	(10)	(822)	(114,686)	(39)	(2,449)	(563,494)	(5,217)
Net increase(decrease)	2,951,201	(635,216)	39,445	5,134,276	(1,422,581)	(110,507)	348,364

Ending balance	147,285,343	16,986,626	1,053,739	212,055,196	12,228,766	1,993,157	1,480,797

	For the six-month period ended June 30, 2026
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	12,520,632	1,133,638	315,217	371,247,619	26,601,912	2,965,100	1,137,650
Transfer to 12-month expected credit losses	417,906	(417,731)	(174)	9,405,547	(9,387,952)	(17,594)	—
Transfer to lifetime expected credit losses	(685,394)	687,784	(2,391)	(16,183,303)	16,224,405	(41,102)	—
Transfer to credit-impaired financial assets	(93,802)	(62,625)	156,427	(1,055,410)	(820,839)	1,876,250	—
Charge-off	—	—	(162,280)	—	—	(679,717)	—
Disposal	—	—	(89,207)	(49)	(3,271)	(767,387)	(5,217)
Net increase(decrease)	1,067,255	(48,064)	105,930	9,152,732	(2,105,861)	34,868	348,364
Changes due to business combinations	—	—	—	—	—	—	—

Ending balance	13,226,597	1,293,002	323,522	372,567,136	30,508,394	3,370,418	1,480,797

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147
Transfer to 12-month expected credit losses	3,975,175	(3,964,479)	(10,696)	2,774,928	(2,763,660)	(11,268)	—
Transfer to lifetime expected credit losses	(5,948,290)	5,977,116	(28,826)	(4,148,571)	4,162,615	(14,044)	—
Transfer to credit-impaired financial assets	(203,121)	(225,702)	428,823	(580,776)	(554,468)	1,135,244	—
Charge-off	—	—	(125,125)	—	—	(282,735)	—
Disposal	(117)	(1,425)	(130,042)	(16)	(4,678)	(451,388)	(3,205)
Net increase(decrease)	4,132,003	(1,386,331)	(101,528)	3,284,994	(1,518,470)	77,943	(17,908)

Ending balance	142,959,196	15,463,081	814,474	207,355,582	10,746,980	1,945,568	1,126,034

	For the six-month period ended June 30, 2025
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147
Transfer to 12-month expected credit losses	434,448	(434,254)	(194)	7,184,551	(7,162,393)	(22,158)	—
Transfer to lifetime expected credit losses	(435,230)	437,067	(1,837)	(10,532,091)	10,576,798	(44,707)	—
Transfer to credit-impaired financial assets	(89,238)	(51,608)	140,846	(873,135)	(831,778)	1,704,913	—
Charge-off	—	—	(164,556)	—	—	(572,416)	—
Disposal	—	—	(54,202)	(133)	(6,103)	(635,632)	(3,205)
Net increase(decrease)	(109,222)	(166,812)	134,486	7,307,775	(3,071,613)	110,901	(17,908)

Ending balance	10,972,643	820,511	334,516	361,287,421	27,030,572	3,094,558	1,126,034

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Cash Management Account asset (CMA asset)	95,000	115,000
Receivables	26,488,636	7,543,495
Accrued income	2,564,466	2,277,963
Telex and telephone subscription rights and refundable deposits	805,925	805,980
Domestic exchange settlement debit	327,398	273,249
Other assets	513,945	437,085
Allowance for credit losses	(314,677)	(337,663)

Total	30,480,693	11,115,109

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,255)	(13,656)	(296,752)	(337,663)
Transfer to 12-month expected credit losses	(304)	266	38	—
Transfer to lifetime expected credit losses	237	(316)	79	—
Transfer to credit-impaired financial assets	245	918	(1,163)	—
Reversal (provision) of loss allowance	3,876	(1,213)	9,503	12,166
Charge-off	—	—	10,988	10,988
Disposal	—	—	372	372
Others	(312)	(323)	95	(540)

Ending balance	(23,513)	(14,324)	(276,840)	(314,677)

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(20,934)	(22,020)	(170,060)	(213,014)
Transfer to 12-month expected credit losses	(1,032)	467	565	—
Transfer to lifetime expected credit losses	277	(339)	62	—
Transfer to credit-impaired financial assets	274	2,168	(2,442)	—
Reversal (provision) of loss allowance	2,010	5,054	(91,852)	(84,788)
Charge-off	—	—	7,019	7,019
Disposal	—	—	611	611
Others	1,407	172	(182)	1,397

Ending balance	(17,998)	(14,498)	(256,279)	(288,775)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	10,775,002	78,348	599,422	11,452,772
Transfer to 12-month expected credit losses	16,595	(16,554)	(41)	—
Transfer to lifetime expected credit losses	(28,771)	28,858	(87)	—
Transfer to credit-impaired financial assets	(4,400)	(4,274)	8,674	—
Charge-off	—	—	(10,988)	(10,988)
Disposal	—	—	(410)	(410)
Net increase (decrease)	19,259,182	21,593	73,221	19,353,996

Ending balance	30,017,608	107,971	669,791	30,795,370

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,435,449	99,254	450,229	9,984,932
Transfer to 12-month expected credit losses	17,924	(15,509)	(2,415)	—
Transfer to lifetime expected credit losses	(23,818)	23,886	(68)	—
Transfer to credit-impaired financial assets	(7,128)	(11,357)	18,485	—
Charge-off	—	—	(7,019)	(7,019)
Disposal	—	—	(674)	(674)
Net increase (decrease)	12,596,229	(3,775)	112,937	12,705,391

Ending balance	22,018,656	92,499	571,475	22,682,630

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3 - fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	259,846	—	—	259,846
Debt securities	4,542,129	6,049,539	100,729	10,692,397
Equity securities	1,707,495	—	585,064	2,292,559
Capital contributions	—	6,859	3,262,711	3,269,570
Beneficiary certificates	1,172,065	4,792,893	7,547,818	13,512,776
Loans	—	335,936	331,663	667,599
Derivative assets	11	9,173,021	850	9,173,882
Other financial assets in foreign currency	—	10,011	90,770	100,781
Others	—	322,320	293,740	616,060

Sub-total	7,681,546	20,690,579	12,213,345	40,585,470

Financial assets at FVTOCI
Debt securities	31,185,196	50,290,261	—	81,475,457
Equity securities	569,723	—	1,127,310	1,697,033
Loans	—	—	272,271	272,271

Sub-total	31,754,919	50,290,261	1,399,581	83,444,761

Derivative assets (designated for hedging)	—	155,219	—	155,219

Total	39,436,465	71,136,059	13,612,926	124,185,450

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	259,081	—	—	259,081
Derivative liabilities	—	8,050,870	1,119	8,051,989
Securities sold	299,131	—	—	299,131

Sub-total	558,212	8,050,870	1,119	8,610,201
Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	426,494	—	426,494
Derivative liabilities (designated for hedging)	—	1,181,254	—	1,181,254

Total	558,212	9,658,618	1,119	10,217,949

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	261,470	—	—	261,470
Debt securities	4,635,643	4,840,091	76,347	9,552,081
Equity securities	1,063,788	—	549,631	1,613,419
Capital contributions	—	12,186	3,073,129	3,085,315
Beneficiary certificates	1,118,879	4,112,983	7,127,621	12,359,483
Loans	—	901,831	224,615	1,126,446
Derivative assets	—	5,773,283	920	5,774,203
Other financial assets in foreign currency	—	1,898	83,949	85,847
Others	—	146,475	240,736	387,211

Sub-total	7,079,780	15,788,747	11,376,948	34,245,475

Financial assets at FVTOCI
Debt securities	29,820,964	52,240,432	—	82,061,396
Equity securities	363,401	—	1,064,484	1,427,885
Loans	—	—	10,241	10,241

Sub-total	30,184,365	52,240,432	1,074,725	83,499,522

Derivative assets (designated for hedging)	—	217,180	—	217,180

Total	37,264,145	68,246,359	12,451,673	117,962,177

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	263,251	—	—	263,251
Derivative liabilities	—	5,129,428	236	5,129,664
Securities sold	496,518	—	—	496,518

Sub-total	759,769	5,129,428	236	5,889,433

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	467,501	—	467,501
Derivative liabilities (designated for hedging)	—	615,361	—	615,361

Total	759,769	6,212,290	236	6,972,295

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of June 30, 2026 and December 31, 2025 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate, credit spread, matrix method yield to maturity, effective credit grade, company-specific risk spread, weighted average expected maturity of MBS with consideration for prepayment, discount rate.

Equity securities, capital contributions and beneficiary certificates

Fair value is measured by using the net asset value method, prior transaction method, DCF, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, risk adjusted discount rate method, LSMC (Least-Squares Monte Carlo), Hull-White model and Binomial tree model.

Values of underlying assets such as bond, risk-free market rate, terminal growth rate, market risk premium, corporate beta, discount rate based on credit rating, volatility of stock prices, volatility of interest rates, volatility of liquidation value and exchange rates.

Derivatives

Fair value is measured using valuation techniques commonly employed by market participants, including option pricing models, discounted cash flow (DCF) models, Least-Squares Monte Carlo (LSMC), net asset value method, implied forward rate calculation methods, regression analysis methods, and valuation techniques based on observable market inputs for derivatives such as interest rate swaps, currency swaps, etc.

Discount rate, volatility of underlying assets, exchange rate, risk-free market rate, credit spread, forward rate, OIS, KTB, and CDS rates.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

Deposits due to customers	Fair value is measured by Hull-White model.	Discount rate, swaption volatility, etc.

2)	Valuation methods and input variables for each type of financial instrument classified into Level 3 as of June 30, 2026 and December 31, 2025 are as follows :

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	Valuation methods	Input variables
Loans

Fair value is measured by using the DCF model (Discounted Cash Flow Model), LSMC (Least-Squares Monte Carlo) and Hull-White which are generally used in the market considering the price of underlying assets and volatility.

Price of underlying assets, volatility, discount rate, volatility of stock, risk-free market rate, credit spread, interest rate, correlation coefficient

Equity securities, capital contributions and beneficiary certificates

Fair value is measured using one or more valuation methodologies—such as the Discounted Cash Flow (DCF) model, Free Cash Flow to Equity (FCFE) model, comparable company analysis, dividend discount model, risk-adjusted discount rate method, net asset value method, LSMC, binomial model, market approach, Hull-White model, Monte-Carlo Simulation or precedent transactions model —selected as appropriate in consideration of the characteristics of the valuation subject.

Risk-free market return, market risk premium, company beta, stock price, underlying asset volatility, fair value of underlying assets, price of the underlying asset, recent transaction price, discount rate based on credit rating, interest rate volatility, real estate sale price volatility, price-to-book ratio (PBR), price-to-sales ratio (PSR), net asset value, paid-in capital increase amount, issuance information by instrument, matrix-based yield to maturity (YTM), company-specific risk spread, perpetual growth rate, liquidation value change rate and interest rate.

Debt securities	Fair value is measured by using the LSMC (Least-Squares Monte Carlo) and Hull-White.	Discount rate based on credit rating, volatility of stock, Interest rate volatility.

Derivatives	Fair value is measured by models such as option model.	Stock price, volatility of underlying assets etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

June 30, 2026
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	38.50%~101.49%	Variation of fair value increases as volatility increases.

Loans	DCF model		Discount rate	0.16% ~ 5.75%	Fair value increases as discount rate decreases.

	Hull-White model		Volatility	0.65%, 1.03%	Variation of fair value increases as volatility increases.

Derivative assets	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	45.58%	Variation of fair value increases as volatility and stock price increases.

			Discount rate	13.87%~14.36%	Fair value increases as discount rate decreases.

			Liquidation value	0.00%	Fair value increases as liquidation value increases.

Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Volatility of stock	41.11%	Variation of fair value increases as volatility of stock increases.

			Stock prices, Volatility of underlying asset	19.82%~48.05%	Variation of fair value increases as volatility and stock price increases

	DCF model and others		Discount rate	3.04%~18.23%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.

			Interest rate	2.72%~4.34%	Fair value increases as interest rate decreases.

			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.

			Weighted Average Cost of Capital	7.78%~9.78%	Fair value increases as weighted average cost of capital decreases.

			Volatility	3.49%~50.96%	Variation of fair value increases as volatility increases.

	LSMC(Hull-White)		Volatility	0.65%	Variation of fair value increases as volatility increases.

			Discount rate	3.61% ~ 7.48%	Fair value increases as discount rate decreases.

	Market approach		Stock price	8,059	Variation of fair value increases as stock price increases.

	Net asset value method		Volatility of liquidation value, etc.	0.00%	Fair value increases as liquidation value increases.

Others	Binomial Tree		Stock prices, Volatility of underlying asset	19.82%~65.17%	Variation of fair value increases as volatility and stock price increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

December 31, 2025
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	23.45%~37.48%	Variation of fair value increases as volatility increases.

Loans	DCF model and others		Discount rate	0.70%~5.26%	Fair value increases as discount rate decreases.

Derivatives	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	22.55%	Variation of fair value increases as volatility and stock price increases.

			Discount rate	16.88%	Fair value increases as discount rate decreases.

			Liquidation value	0.00%	Fair value increases as liquidation value increases.

Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Volatility of stock	20.19%~31.51%	Fair value increases as volatility of stock increases
			Stock prices, Volatility of underlying asset	14.91%~34.34%	Variation of fair value increases as volatility of underlying asset and stock price increases.

	DCF model and others		Discount rate	2.77%~19.05%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	-1.00%~12.41%	Fair value increases as liquidation value increases.

			Interest rate	2.38%~3.42%	Fair value increases as interest rate decreases.

	LSMC(Hull-White)		Volatility	0.56%	Variation of fair value increases as volatility increases.

			Discount rate	3.83%~6.10%	Fair value increases as discount rate decreases.

	Market Value Approach		Stock volatility	27.86%~31.51%	Variation of fair value increases as stock volatility increases.

Others	Binomial Tree and others		Stock prices, Volatility of underlying asset	14.91%~42.44%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	76,347	(243)	—	28,140	(3,515)	—	100,729
Equity securities	549,631	51,777	—	79,444	(94,427)	(1,361)	585,064
Capital contributions	3,073,129	65,750	—	346,677	(222,845)	—	3,262,711
Beneficiary certificates	7,127,621	66,743	—	571,495	(218,041)	—	7,547,818
Loans	224,615	(3,832)	—	312,901	(196,825)	(5,196)	331,663
Derivative assets	920	(70)	—	—	—	—	850
Other foreign currency financial assets	83,949	4,067	—	2,754	—	—	90,770
Others	240,736	5,799	—	50,998	(3,793)	—	293,740

Sub-total	11,376,948	189,991	—	1,392,409	(739,446)	(6,557)	12,213,345

Financial assets at FVTOCI
Equity securities	1,064,484	—	27,187	36,004	(365)	—	1,127,310
Loans	10,241	—	42	273,336	(11,348)	—	272,271
Sub-total	1,074,725	—	27,229	309,340	(11,713)	—	1,399,581

Total	12,451,673	189,991	27,229	1,701,749	(751,159)	(6,557)	13,612,926

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	236	883	—	—	—	—	1,119

Total	236	883	—	—	—	—	1,119

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 182,209 million Won for the period ended June 30, 2026, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	7,357	1,674	—	35,607	(1,504)	—	43,134
Equity securities	398,899	(3,793)	—	35,991	(12,949)	(13,119)	405,029
Capital contributions	2,853,513	(21,953)	—	211,219	(136,155)	—	2,906,624
Beneficiary certificates	2,105,160	(9,377)	—	152,135	(91,808)	—	2,156,110
Loans	34,776	1,310	—	20,835	(6,555)	—	50,366
Derivative assets	1,188	81	—	—	(53)	—	1,216
Other foreign currency financial assets	48,345	(3,225)	—	33,732	—	—	78,852
Others	238,266	6,825	—	2,545	(12,561)	—	235,075

Sub-total	5,687,504	(28,458)	—	492,064	(261,585)	(13,119)	5,876,406

Financial assets at FVTOCI
Equity securities	559,434	—	22,709	—	(26)	(5,216)	576,901
Loans	—	—	(9)	66,102	(28,549)	—	37,544

Sub-total	559,434	—	22,700	66,102	(28,575)	(5,216)	614,445

Total	6,246,938	(28,458)	22,700	558,166	(290,160)	(18,335)	6,490,851

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,402	—	—	—	(1,402)	—	—

Total	1,402	—	—	—	(1,402)	—	—

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The loss amounting to 26,923 million Won for the period ended June 30, 2025, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by two or more unobservable input variables, the sensitivity analysis is calculated by assuming the most favorable or the most unfavorable scenario. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 13,614,045 million Won and 12,451,909 million Won as of June 30, 2026 and December 31, 2025, respectively, equity instruments of 7,318,619 million Won and 6,234,075 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of June 30, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

	June 30, 2026
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)(*4)	24	(25)	—	—
Loans (*2)	201	(621)	—	—
Debt securities (*3)	1,260	(1,160)	—	—
Equity securities (*2) (*4) (*5)	15,839	(12,703)	—	—
Beneficiary certificates (*5)(*6)	51,971	(54,296)	—	—
Others (*4)	2,957	(2,712)	—	—
Financial assets at FVTOCI
Equity securities (*5)	—	—	61,151	(61,176)

Total	72,252	(71,517)	61,151	(61,176)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation value or discount rate, which are major unobservable variables, by 1%p each, respectively.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.
(*3)	Fair value changes of debt securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~2%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the beneficiary certificates is not possible in practice, fair value changes of the financial assets whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets by 1%p.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*4)	19	(19)	—	—
Loans (*2)	258	(265)	—	—
Debt securities (*3)	1,343	(1,360)	—	—
Equity securities (*2) (*4) (*5)	23,858	(17,454)	—	—
Beneficiary certificates (*5) (*6)	55,124	(52,986)	—	—
Others (*4)	2,731	(2,458)	—	—
Financial assets at FVTOCI
Equity securities (*5)	—	—	50,556	(44,137)

Total	83,333	(74,542)	50,556	(44,137)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation value or discount rate, which are major unobservable variables, by 1%p each, respectively.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing the correlation between the key unobservable inputs—growth rate (0%p~1%p) and discount rate, or liquidation value (-1%~1%) and discount rate.

(*3)	Fair value changes of debt securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%~10%), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~1%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the beneficiary certificates is not possible in practice, fair value changes of the financial assets whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets by 1%p.

(5)

Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions). Fair value information for cash that is not measured at fair value because the carrying amount is a reasonable approximation of fair value is not included.

	June 30, 2026
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,754,257	11,460,687	—	18,214,944	18,416,435
Loans and other financial assets at amortized cost	—	28,063,177	411,269,957	439,333,134	438,444,199
Financial liabilities:
Deposits due to customers	—	377,716,389	—	377,716,389	378,088,907
Borrowings	—	39,899,871	530,006	40,429,877	40,530,558
Debentures	—	56,821,156	1,294,877	58,116,033	58,663,306
Investment contract liabilities	—	—	4,181,817	4,181,817	4,181,817
Other financial liabilities (*)	—	54,559,155	925,154	55,484,309	55,557,531

(*)	Lease liabilities are excluded as of June 30, 2026.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,900,333	11,750,572	—	18,650,905	18,707,459
Loans and other financial assets at amortized cost	—	9,214,407	405,939,832	415,154,239	412,495,783
Financial liabilities:
Deposits due to customers	—	376,725,914	—	376,725,914	376,580,845
Borrowings	—	33,953,026	184,609	34,137,635	34,183,267
Debentures	—	54,302,059	1,256,084	55,558,143	55,583,392
Investment contract liabilities	—	—	3,433,611	3,433,611	3,433,611
Other financial liabilities (*)	—	36,473,258	932,195	37,405,453	37,576,486

(*)	Lease liabilities are excluded as of December 31, 2025.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables

Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities

The fair value is measured by discounting the projected cash flow of debt products by applying the market discount rate that is reflecting credit rating of the Group or the market discount rate used for similar in products.

Risk-free market rate, credit spread and forward rate

Investment contract liabilities	Since it is difficult to derive reliable expected cash flows, the book value of the reserves calculated in accordance with the Insurance Business Act and the Insurance Supervisory Regulations was used as a proxy for fair value.	—

(6)	Deferred day 1 profits or losses

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2026	2025
Beginning balance	—	28
Amounts recognized in losses	—	(28)

Ending balance	—	—

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or loss as of June 30, 2026 and 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(7)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2026
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	259,846	—	3,392,689	—	3,652,535
Securities	30,391,555	83,172,490	18,416,435	—	131,980,480
Loans	667,599	272,271	404,570,817	—	405,510,687
Derivative assets	9,173,882	—	—	155,219	9,329,101
Other financial assets	92,588	—	30,480,693	—	30,573,281

Total	40,585,470	83,444,761	456,860,634	155,219	581,046,084

	June 30, 2026
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	259,081	426,494	378,088,907	—	378,774,482
Borrowings	299,131	—	40,530,558	—	40,829,689
Debentures	—	—	58,663,306	—	58,663,306
Investment contract liabilities	—	—	4,181,817	—	4,181,817
Derivative liabilities	8,051,989	—	—	1,181,254	9,233,243
Other financial liabilities (*)	—	—	55,557,532	—	55,557,532

Total	8,610,201	426,494	537,022,120	1,181,254	547,240,069

(*)	Lease liabilities are excluded as of June 30, 2026.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	261,470	—	2,674,644	—	2,936,114
Securities	26,997,640	83,489,281	18,707,459	—	129,194,380
Loans	1,126,446	10,241	398,706,030	—	399,842,717
Derivative assets	5,774,203	—	—	217,180	5,991,383
Other financial assets	85,716	—	11,115,109	—	11,200,825

Total	34,245,475	83,499,522	431,203,242	217,180	549,165,419

	December 31, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	263,251	467,501	376,580,845	—	377,311,597
Borrowings	496,518	—	34,183,267	—	34,679,785
Debentures	—	—	55,583,392	—	55,583,392
Investment contract liabilities	—	—	3,433,611	—	3,433,611
Derivative liabilities	5,129,664	—	—	615,361	5,745,025
Other financial liabilities (*)	—	—	37,576,486	—	37,576,486

Total	5,889,433	467,501	507,357,601	615,361	514,329,896

(*)	Lease liabilities are excluded as of December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2026	December 31, 2025	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2026-05-31
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2026-06-30
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2026-05-31
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
K BANK Co., Ltd. (*7)	Finance	—	12.0	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2026-06-30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*3)	Other financial services	20.0	20.0	Korea	2026-06-30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2026-06-30
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2026-03-31
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2026-06-30
Orient Shipyard Co., Ltd. (*3) (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2026-03-31
Win Mortgage Co.,Ltd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2026-03-31
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2026-06-30
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2026-06-30
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2026-06-30
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	United States	2026-06-30
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.5	20.8	Korea	—
2026 SAZZE-IBKVC Deep Tech Fund (*11)	Other financial services	23.8	—	Korea	2026-06-30
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2026-06-30
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2026-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2026	December 31, 2025	Location	Financial statements as of
Woori Smart General Private Equity Investment Trust 1(bond)	Collective investment business	—	28.6	Korea	2026-06-30
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2026-06-30
Woori General Private Securities Investment Trust No. 5 (bond)	Collective investment business	28.6	28.6	Korea	2026-06-30
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	Collective investment business	8.5	8.7	Korea	2026-06-30
Woori General Private Securities Investment Trust No. 6 (bond)	Collective investment business	28.6	28.6	Korea	2026-06-30
Woori General Private Securities Investment Trust No. 8 (bond)	Collective investment business	28.6	28.6	Korea	2026-06-30
Woori Smart General Private Equity Investment Trust No.1(bond)	Collective investment business	28.4	28.4	Korea	2026-06-30
Woori Future Energy Private Special Asset Investment Trust(General) No.1	Collective investment business	16.0	16.0	Korea	2026-06-30
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2026-06-30
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2026-06-30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2026-06-30
Woori Investment Securities Co., Ltd.
Lux-Mason Innovation Technology Fund#2	Other financial services	23.1	23.1	Korea	2026-06-30
AIP NMC Venture Fund No.1	Other financial services	26.8	26.8	Korea	2026-06-30
ST Fund No.52 (*11)	Other financial services	45.5	—	Korea	2026-06-30
AP K-Beauty Investment Fund 1 (*11)	Other financial services	68.2	—	Korea	2026-06-30
Wanted Lab 2601 New Technology Investment Fund (*11)	Other financial services	23.8	—	Korea	2026-06-30
Best New Mobility New Technology Investment Fund 2nd (*11)	Other financial services	46.9	—	Korea	2026-06-30
Pioneer Investment Fund 3 (*11)	Other financial services	31.3	—	Korea	2026-06-30
Daea 2026 Semiconductor Investment Fund (*11)	Other financial services	31.7	—	Korea	2026-06-30
Wanted Lab 2607 New Technology Investment Fund (*11)	Other financial services	22.5	—	Korea	2026-06-30
Wanted Lab 2608 New Technology Investment Fund (*11)	Other financial services	36.7	—	Korea	2026-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2026	December 31, 2025	Location	Financial statements as of
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2026-06-30
Tongyang Life Insurance Co., Ltd. (*5)
Woori Global Secondary Private Placement Investment Trust No. 2	Collective investment business	12.0	12.0	Korea	2026-06-30
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	Collective investment business	0.9	0.7	Korea	2026-06-30
ABL Life Insurance Co., Ltd. (*5)
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	Collective investment business	25.0	25.0	Korea	2026-06-30
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	Collective investment business	20.0	20.0	Korea	2026-06-30
Woori Asset Management Co. Ltd.
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds] (*11)	Other financial services	21.0	—	Korea	2026-06-30
Woori Secondary Fund 1 (*11)	Other financial services	21.6	—	Korea	2026-06-30
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*10)	Other financial services	4.0	4.0	Korea	2026-06-30
Aarden Woori Apparel 1st Private Equity Fund (*10)	Other financial services	0.5	0.5	Korea	2026-06-30
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*10)	Other financial services	4.8	4.8	Korea	2026-06-30
Woori Bailey National Growth Private Equity Fund(*10)(*11)	Other financial services	0.8	—	Korea	2026-06-30
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2	Collective investment business	35.9	35.9	Korea	2026-06-30
Capstone Special Restructuring Private Investment Trust No.4	Collective investment business	46.2	46.2	Korea	2026-06-30
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND(*8)	Asset Management	37.5	37.5	Korea	2026-06-30
KTBN Venture Fund No.8(*8) (*9)	Asset Management	21.7	21.7	Korea	2026-06-30
KTBN Digital Contents Korea Fund No.9(*7)	Asset Management	—	30.0	Korea	—
KTBN Media Contents Fund (*8) (*9) (*10)	Asset Management	15.0	15.0	Korea	2026-06-30
KTB China Synergy Fund(*8) (*9) (*10)	Asset Management	15.1	15.1	Korea	2026-06-30
KTBN Venture Fund No.13(*8) (*9) (*10)	Asset Management	19.6	19.6	Korea	2026-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2026	December 31, 2025	Location	Financial statements as of
KTBN Future Contents Fund(*9) (*10)	Asset Management	13.3	13.3	Korea	2026-06-30
KTBN Venture Fund No.16(*10)	Asset Management	10.3	10.3	Korea	2026-06-30
KTBN Venture Fund No.18(*10)	Asset Management	10.1	10.1	Korea	2026-06-30
KB-KTB Technology Venture Fund(*10)	Asset Management	18.2	18.2	Korea	2026-06-30
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2026-06-30
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2026-06-30
Woori 2025 Secondary Fund	Asset Management	20.0	20.0	Korea	2026-06-30
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2026-06-30
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*7)	Other financial services	—	47.8	Japan	—
Woori ESG Infrastructure Development General Type Private Investment Trust No.1
Ulsan Yeocheon Development Co., Ltd.	Sewage and wastewater management	50.0	50.0	Korea	2026-06-30
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2026-05-31
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2026-06-30
Jinmyung Plus Co., Ltd. (*3)	Manufacturing	21.3	21.3	Korea	—
Rea Company (*3)	Manufacturing	26.1	26.1	Korea	—
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.1	20.1	Korea	—
MARKET&FARM CO.,LTD. (*3) (*4)	Wholesale and commodity brokerage	23.7	23.7	Korea	2026-03-31
SAMJI TEXTILE CO.,LTD. (*3)	Wholesale and commodity brokerage	29.8	29.8	Korea	—
TH International Co., LTD (*3)	Cosmetics wholesale and general travel services	21.5	21.5	Korea	—
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund (*8)	Other financial services	23.4	23.4	Korea	—
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2026-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2026	December 31, 2025	Location	Financial statements as of
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2026-06-30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2026-06-30
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2026-06-30
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2026-06-30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2026-06-30
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2026-06-30
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2026-06-30
Woori bank and Tongyang Life Insurance Co., Ltd. (*5)
VOGO Fund (*3)	Other financial investment	24.0	24.0	Korea	—
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	Collective investment business	14.6	14.6	Korea	2026-06-30
Woori Bank and Woori Venture Partners Co., Ltd. (*5)
Woori Venture-EverBest Corporate Turnaround Private Equity Fund (*10)(*11)	Other financial investment	24.9	—	Korea	2026-06-30
Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*5)
Healthcare Investmetnt Fund	Other financial investment	28.8	28.8	Korea	2026-06-30
NP Productive Finance Private Equity 1st Fund (*11)	Other financial investment	21.8	—	Korea	2026-06-30
E&H Private Equity Fund (*11)	Other financial investment	25.3	—	Korea	2026-06-30
Woori Asset Management Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*5)
Woorinara Short-Term Bond Securities Investment Trust (Bond)	Collective investment business	1.6	6.8	Korea	2026-06-30
ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Together TDF 2025	Collective investment business	21.6	17.2	Korea	2026-06-30
Woori Together TDF 2030	Collective investment business	17.5	17.3	Korea	2026-06-30
Woori Together TDF 2035	Collective investment business	4.6	4.3	Korea	2026-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2026	December 31, 2025	Location	Financial statements as of
Woori Together TDF 2040	Collective investment business	18.0	20.4	Korea	2026-06-30
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	Collective investment business	7.2	4.4	Korea	2026-06-30
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund (*6)	Trust and collective investment	34.1	34.3	Korea	2026-06-30
Woori Eugene Energy Link Private Equity Fund	Other financial services	7.9	7.9	Korea	2026-06-30
Woori NH Co-Growth Private Equity Fund I	Other financial services	20.0	20.0	Korea	2026-06-30
ABL Life Insurance Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori Dyno 1st Private Equity Fund (*10)	Other financial services	49.0	19.6	Korea	2026-06-30
Woori Bank, ABL Life Insurance Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori IMM Green Net Zero Fund	Other financial services	23.6	23.6	Korea	2026-06-30
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund	Other financial services	19.5	19.5	Korea	2026-06-30
Woori Venture Partners Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3rd	Collective investment business	4.1	6.4	Korea	2026-06-30
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2026-06-30
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.0	33.0	Korea	2026-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2026	December 31, 2025	Location	Financial statements as of
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company	Collective investment business	19.9	19.9	Korea	2026-06-30

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2026 and December 31, 2025.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of June 30, 2026 and December 31, 2025.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.
(*7)	It was excluded from associates as of June 30, 2026.
(*8)	It has been liquidating as of June 30, 2026.
(*9)

In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates as of June 30, 2026.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Acquisition cost	January 1, 2026	Share of profits(losses), etc	Acquisition	Disposal/ Reclassification	Dividends	Change in capital, etc	June 30, 2026
W Service Networks Co., Ltd.	108	204	(9)	—	—	(5)	—	190
Korea Credit Bureau Co., Ltd.	3,313	12,354	1,333	—	—	(450)	—	13,237
Korea Finance Security Co., Ltd.	3,267	3,832	(190)	—	—	—	—	3,642
K BANK Co., Ltd.	—	269,700	—	—	(269,700)	—	—	—
Partner One Value Up I Private Equity Fund	5,039	2,010	(926)	—	—	—	—	1,084
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	1,235	(1)	—	—	—	—	1,234
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,680	4,630	(492)	50	—	—	—	4,188
LOTTE CARD Co.,Ltd.	346,810	590,619	(5,176)	—	—	(4,724)	13,750	594,469
Union Technology Finance Investment Association	13,449	9,283	(826)	—	—	—	—	8,457
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Win Mortgage Co.,Ltd.	23	101	(25)	—	—	—	—	76
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	11,082	111	—	—	—	—	11,193
BTS 2nd Private Equity Fund	9,824	8,244	338	1,058	—	—	—	9,640
STASSETS FUND III	15,000	12,439	(1,576)	1,500	—	—	—	12,363
SF CREDIT PARTNERS, LLC	15,504	19,016	1,042	—	—	—	1,415	21,473
Ulsan Yeocheon Development Co., Ltd.	207	201	(11)	—	—	—	—	190
Japanese Hotel Real Estate Private Equity Fund No.2	3,080	2,696	(8)	—	(114)	—	117	2,691
Woori Seoul Beltway Private Special Asset Fund No.1	21,839	19,929	360	2,072	—	(352)	—	22,009
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	40,525	172	—	(40,697)	—	—	—
Woori Asset Global Partnership Fund No. 5	93,356	75,146	6,495	11,250	(1,636)	(1,526)	—	89,729
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,013	775	—	—	—	—	60,788
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,172	(7)	—	—	(213)	—	9,952
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	40,914	550	—	—	(1,166)	—	40,298
Woori General Private Securities Investment Trust No. 8 (bond)	40,000	39,840	40	—	—	—	—	39,880
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	39,703	387	—	—	—	—	40,090
Woori Future Energy Private Special Asset Investment Trust(General) No.1	14,288	—	16	14,288	—	—	—	14,304
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Darwin Green Packaging Private Equity Fund	4,000	3,901	(1)	—	—	—	—	3,900
Koreawide partners 2nd Private Equity Fund	20,000	18,842	(381)	—	—	—	—	18,461
Lux-Mason Innovation Technology Fund#2	1,500	1,498	(15)	—	—	—	—	1,483
AIP NMC Venture Fund No.1	2,000	1,997	(20)	—	—	—	—	1,977
ST Fund No.52	1,000	—	(20)	1,000	—	—	—	980
AP K-Beauty Investment Fund 1	1,500	—	(13)	1,500	—	—	—	1,487
Wanted Lab 2601 New Technology Investment Fund	1,000	—	(19)	1,000	—	—	—	981
Best New Mobility New Technology Investment Fund 2nd	750	—	(6)	750	—	—	—	744

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2026
	Acquisition cost	January 1, 2026	Share of profits(losses), etc	Acquisition	Disposal/ Reclassification	Dividends	Change in capital, etc	June 30, 2026
Pioneer Investment Fund 3	500	—	(4)	500	—	—	—	496
Woori FirstValue Private Real Estate Fund No.2	9,000	212	(1)	—	—	—	—	211
Woori Global Secondary Private Placement Investment Trust No. 2	11,072	11,011	(385)	446	(779)	(470)	—	9,823
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	119,467	30,645	451	60,000	(30,645)	—	—	60,451
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	25,513	29,588	1,568	2,097	(3,372)	(785)	—	29,096
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	24,678	24,850	1,009	2,310	(680)	(448)	—	27,041
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds]	1,500	—	123	—	1,565	—	—	1,688
Australia Green Energy 1st PEF	4,913	5,445	93	—	—	—	—	5,538
Aarden Woori Apparel 1st Private Equity Fund (*10)	100	93	(1)	—	—	—	—	92
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	2,035	29	—	—	—	—	2,064
Woori Bailey National Growth Private Equity Fund	2,900	—	(25)	2,900	—	—	—	2,875
KCLAVIS NPL Investment Trust NO 1-2	15,000	17,146	828	—	—	—	—	17,974
Capstone Special Restructuring Private Investment Trust No.4	15,000	15,113	795	—	—	(802)	—	15,106
KTB-KORUS FUNDv	—	757	(7)	—	—	—	—	750
KTBN Venture Fund No.8	195	1,029	4	—	—	—	—	1,033
KTBN Digital Contents Korea Fund No.9	—	2,181	(767)	—	—	(1,414)	—	—
KTBN Media Contents Fund	—	204	—	—	—	—	—	204
KTB China Synergy Fund	11,775	18,039	(100)	—	—	—	—	17,939
KTBN Venture Fund No.13	—	29,240	2,365	—	(400)	(25,728)	—	5,477
KTBN Future Contents Fund	2,356	3,006	(20)	—	—	—	—	2,986
KTBN Venture Fund No.16	4,400	19,585	2,033	—	(4,600)	—	—	17,018
KTBN Venture Fund No.18	25,650	21,429	85	—	—	—	—	21,514
KB-KTB Technology Venture Fund	10,000	8,457	(250)	—	—	—	—	8,207
WOORI 2022 Scaleup Venture Fund	54,824	52,411	(167)	—	—	—	—	52,244
Woori 2022 Start-up Venture Fund	13,100	11,652	(95)	—	—	—	—	11,557
Woori 2025 Secondary Fund	6,188	6,157	(187)	—	—	—	—	5,970
Woori Venture-EverBest Corporate Turnaround Private Equity Fund	1,244	—	(69)	1,244	—	—	—	1,175
Chirochem	250	161	4	—	—	—	—	165
Godo Kaisha Oceanos 1	—	—	—	—	—	—	—	—
KG Fashion Co., Ltd.	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	11	—	—	—	—	—	11
Rea Company	—	—	—	—	—	—	—	—
Market&Farm Co., Ltd (*)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Genesis Eco No.1 Private Equity Fund	12,000	11,018	(273)	—	—	—	—	10,745
Paratus Woori Material Component Equipment joint venture company	—	8,090	1,270	—	(9,335)	—	—	25
Midas No. 8 Private Equity Joint Venture Company	18,419	17,971	750	—	—	(753)	—	17,968
Orchestra Private Equity Fund IV	9,700	9,588	(3)	—	—	—	—	9,585

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2026
	Acquisition cost	January 1, 2026	Share of profits(losses), etc	Acquisition	Disposal/ Reclassification	Dividends	Change in capital, etc	June 30, 2026
Synaptic Green No.1 PEF	8,000	9,047	(1,090)	—	—	—	—	7,957
IGEN2022No. 1 Private Equity Fund	5,130	6,012	297	—	(185)	(103)	—	6,021
PCC-Woori LP Secondary Fund	9,659	8,138	6	—	(776)	—	—	7,368
Synaptic Future Growth Private Equity Fund 1	7,198	8,089	1,215	76	(3,353)	—	—	6,027
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	2,028	—	13	2,385	—	(1)	—	2,397
Healthcare Investment Fund	1,315	2,941	477	—	(2,941)	(40)	—	437
Woorinara Short-Term Bond Securities Investment Trust (Bond)	41,863	40,280	6	26,042	(56,103)	—	—	10,225
Woori Together TDF 2025	3,225	3,866	158	—	—	—	—	4,024
Woori Together TDF 2030	3,863	5,058	418	—	—	—	—	5,476
Woori Together TDF 2035	1,912	2,396	347	—	—	—	—	2,743
Woori Together TDF 2040	3,377	4,437	730	—	—	—	—	5,167
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	5,248	5,516	181	207	—	—	—	5,904
Woori-Q Corporate Restructuring Private Equity Fund	27,418	33,023	757	—	(884)	—	—	32,896
Woori Eugene Energy Link Private Equity Fund	5,500	5,699	3,479	—	—	—	—	9,178
Woori NH Co-Growth Private Equity Fund I	5,280	6,189	(1,140)	—	—	—	—	5,049
Woori Dyno 1st Private Equity Fund	5,454	3,628	1,967	3,454	—	—	—	9,049
Woori IMM Green Net Zero Fund	9,960	10,370	1,512	—	—	(153)	—	11,729
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	3,692	(1,255)	—	—	—	—	2,437
Woori BIG SATISFACTION SHINJONG MMF 3rd	336,997	130,389	(1,815)	339,997	(312,837)	—	—	155,734
Woori-Shinyoung Growth-Cap Private Equity Fund I	3,751	36,324	2,085	—	(10,508)	(9,122)	—	18,779
NH Woori Newdeal Growth Alpha Private Equity Fund 1	60,031	61,402	2,408	—	—	—	—	63,810
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	35,274	6,550	—	(96)	(965)	—	40,763
2026 SAZZE-IBKVC Deep Tech Fund	10,000	—	(44)	10,000	—	—	—	9,956
Wanted Lab 2608 New Technology Investment Fund	2,000	—	(22)	2,000	—	—	—	1,978
Wanted Lab 2607 New Technology Investment Fund	1,000	—	(12)	1,000	—	—	—	988
Daea 2026 Semiconductor Investment Fund	2,000	—	(48)	2,000	—	—	—	1,952
Woori Secondary Fund 1	988	—	—	988	—	—	—	988
SAMJI TEXTILE CO., LTD.	—	—	—	—	—	—	—	—
TH International Co., LTD	—	—	—	—	—	—	—	—
NP Productive Finance Private Equity 1st Fund	23,000	—	(112)	23,000	—	—	—	22,888
E&H Private Equity Fund	15,604	—	(49)	15,604	—	—	—	15,555

	1,894,731	2,080,008	27,969	530,718	(748,076)	(49,220)	15,282	1,856,681

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 6 million Won in Market&Farm Co.,Ltd. and the accumulated amount is 183 million Won for KG FASHION CO., LTD., 4 million Won for KUM HWA Co., Ltd., 44 million Won for Market&Farm Co.,Ltd., 672 million Won in JC Assurance No.2 Private Equity Fund.

	For the six-month period ended June 30, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	June 30, 2025
W Service Networks Co., Ltd.	108	204	(7)	—	—	(5)	—	192
Korea Credit Bureau Co., Ltd.	3,313	9,001	1,598	—	—	(90)	—	10,509
Korea Finance Security Co., Ltd.	3,267	3,616	117	—	—	—	—	3,733
K BANK Co., Ltd.	224,657	262,250	1,301	—	—	—	216	263,767
Partner One Value Up I Private Equity Fund	5,039	2,123	(6)	—	—	—	—	2,117
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	2,263	(17)	—	—	—	—	2,246
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,580	4,532	—	48	—	—	—	4,580
LOTTE CARD Co.,Ltd.	346,810	575,580	6,505	—	—	(7,743)	(1,713)	572,629
Union Technology Finance Investment Association	13,449	11,770	(2,437)	—	—	—	—	9,333
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Win Mortgage Co.,Ltd.	23	135	(36)	—	—	(9)	—	90
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,847	123	—	—	—	—	10,970
BTS 2nd Private Equity Fund	8,146	7,799	(87)	—	—	—	—	7,712
STASSETS FUND III	12,000	11,178	(111)	—	—	—	—	11,067
SF CREDIT PARTNERS, LLC	15,504	16,000	475	2,445	—	—	(1,360)	17,560
Japanese Hotel Real Estate Private Equity Fund No.2	3,143	2,805	41	—	(23)	(78)	13	2,758
Woori Seoul Beltway Private Special Asset Fund No.1	17,868	16,076	283	1,942	—	(282)	—	18,019
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,783	989	—	—	(2,541)	—	40,231
Woori Asset Global Partnership Fund No.5	66,683	54,977	(3,249)	15,000	(787)	—	—	65,941
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,024	1,559	—	—	—	—	61,583
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,493	267	—	—	(603)	—	10,157
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	42,090	1,063	—	—	(2,552)	—	40,601
Woori General Private Securities Investment Trust No. 7 (Bond)	—	41,116	610	—	(41,726)	—	—	—
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	40,477	1,013	—	—	—	—	41,490
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	160	58	—	—	—	—	218
Darwin Green Packaging Private Equity Fund	4,000	3,904	(3)	—	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	20,000	19,235	(387)	—	—	—	—	18,848
Woori FirstValue Private Real Estate Fund No.2	9,000	567	3	—	—	—	—	570
Woori Together TDF 2025	—	3,577	43	—	(3,620)	—	—	—
Woori Together TDF 2050	—	—	(139)	—	139	—	—	—
Woori Together TDF 2030	—	3,724	35	—	(3,759)	—	—	—
Woori USD Treasury Target Return Bond FoF	—	220	1	—	(221)	—	—	—
Woori Together TDF 2035	—	3,448	39	—	(3,487)	—	—	—
Australia Green Energy 1st PEF	4,913	5,264	87	—	—	—	—	5,351

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	June 30, 2025
Woori Together TDF 2040	2,500	—	126	—	2,839	—	—	2,965
Aarden Woori Apparel 1st Private Equity Fund	100	95	(1)	—	—	—	—	94
Woori Dyno 1st Private Equity Fund	2,000	2,849	708	—	—	—	—	3,557
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,200	1,996	19	200	—	—	—	2,215
Woori Eugene Energy Link Private Equity Fund	5,500	—	(358)	5,500	—	—	—	5,142
KCLAVIS NPL Investment Trust NO 1-2	15,000	15,422	852	—	—	—	—	16,274
Capstone Special Restructuring Private Investment Trust No.4	15,000	—	526	15,000	—	(413)	—	15,113
KTB-KORUS FUND	337	1,789	—	—	—	—	—	1,789
KTBN Venture Fund No.8	195	1,529	—	—	—	—	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,006	(326)	—	—	—	—	4,680
KTBN Media Contents Fund	—	154	—	—	—	—	—	154
KTB China Synergy Fund	11,775	18,949	138	—	(625)	(41)	—	18,421
NAVER-KTB Audio Contents Fund	300	248	—	—	(248)	—	—	—
KTBN Venture Fund No.13	2,200	15,659	43,633	—	(2,200)	(5,297)	—	51,795
KTBN Future Contents Fund	3,472	4,193	243	—	(528)	—	—	3,908
KTBN Venture Fund No.16	9,000	15,853	4,666	—	(3,200)	—	—	17,319
KTBN Venture Fund No.18	27,075	25,506	(1,039)	—	—	—	—	24,467
KB-KTB Technology Venture Fund	10,000	9,350	(428)	—	—	—	—	8,922
WOORI 2022 Scaleup Venture Fund	41,272	17,809	25	20,328	—	—	—	38,162
WOORI 2022 Start-up Venture Fund	13,100	12,773	(123)	—	—	—	—	12,650
KTBN GI Private Equity Fund	—	5	—	—	—	—	—	5
Chirochem	250	104	57	—	—	—	—	161
Godo Kaisha Oceanos 1	6,473	7,347	1,698	—	(4,327)	(422)	120	4,416
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	9	2	—	—	—	—	11
Rea Company (*)	—	—	—	—	—	—	—	—
Market&Farm Co., Ltd (*)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
HMS-Oriens 1st Fund	—	14,880	—	—	(14,880)	—	—	—
Woori Senior Loan Private Placement Investment Trust No.1	17,388	17,517	416	—	(169)	(442)	—	17,322
Genesis Eco No.1 Private Equity Fund	12,000	10,847	173	—	—	—	—	11,020
Paratus Woori Material Component Equipment joint venture company	9,334	16,714	9,074	—	(8,366)	—	—	17,422
Midas No. 8 Private Equity Joint Venture Company	18,419	18,207	398	—	—	(530)	—	18,075
Orchestra Private Equity Fund IV	9,700	9,610	(73)	—	—	—	—	9,537
Synaptic Green No.1 PEF	8,000	7,499	491	—	—	—	—	7,990
IGEN2022No. 1 Private Equity Fund	7,422	7,972	860	—	—	(790)	—	8,042
PCC-Woori LP Secondary Fund	10,435	8,648	(107)	—	—	—	—	8,541
Synaptic Future Growth Private Equity Fund	6,325	7,685	(329)	—	(435)	—	—	6,921
Healthcare Investment Fund	3,000	—	(59)	—	3,000	—	—	2,941
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	4,356	4,011	155	507	—	—	—	4,673
Woori-Q Corporate Restructuring Private Equity Fund	29,627	34,007	1,267	—	—	—	—	35,274
Woori IMM Green Net Zero Fund	—	—	—	—	—	—	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	June 30, 2025
NH Woori Newdeal Growth Alpha Private Equity Fund 1	44,512	55,539	(2,863)	—	(5,506)	(180)	—	46,990
Woori BIG SATISFACTION SHINJONG MMF 3rd	52,000	41,984	718	23,000	(10,069)	—	—	55,633
Woori-Shinyoung Growth-Cap Private Equity Fund I	11,989	29,696	1,096	—	(5,105)	—	—	25,687
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	5,204	(416)	—	—	—	—	4,788
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	33,919	679	—	—	—	—	34,598

	1,451,768	1,748,810	71,629	83,970	(103,303)	(22,018)	(2,724)	1,776,364

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 1 million Won in Orient Shipyard Co.,Ltd., 22 million Won for KG FASHION CO., LTD., 27 million Won in Market&Farm Co.,Ltd., 3 million Won for JC Assurance No.2 Private Equity Fund and the accumulated amount is 48 million Won for Orient Shipyard Co.,Ltd., 181 million Won for KG FASHION CO., LTD., 118 million Won for Rea Company, 4 million Won for KUM HWA Co., Ltd., 27 million Won for Market&Farm Co.,Ltd., 669 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Lease assets	3,759,351	3,823,620
Prepaid expenses	498,990	416,230
Advance payments	99,097	75,234
Non-operational assets	41,863	43,050
Others	64,535	66,594

Total	4,463,836	4,424,728

14.	FINANCIAL LIABILITIES AT FVTPL

(1) Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Financial instruments at fair value through profit or loss	8,610,201	5,889,433
Financial liabilities designated to be measured at FVTPL	426,494	467,501

Total	9,036,695	6,356,934

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Deposits
Gold banking liabilities	259,081	263,251
Borrowings
Securities sold	299,131	496,518
Derivative liabilities	8,051,989	5,129,664

Total	8,610,201	5,889,433

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Deposits due to customers
Time deposits	426,494	467,501

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under K-IFRS 1109 Financial Instrument, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2026	2025
Financial liabilities designated to be measured at FVTPL at the end of each period	426,494	572,456
Changes in fair value due to change in credit risk (*)	177	(25)
Accumulated change in fair value due to change in credit risk	(1,580)	(1,856)

(*)

The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are a loss of 177 million Won and a gain of 25 million Won during the six-month periods ended June 30, 2026 and 2025, with an accumulated profit of 1,580 million Won and 1,856 million Won, respectively.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and maturity amount of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Carrying amount	426,494	467,501
Nominal amount at maturity	450,000	450,000
Difference	(23,506)	17,501

15.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Deposits in local currency:
Deposits on demand	8,187,493	8,195,492
Savings deposits with withdrawal on demand	130,547,938	125,367,093
Other savings deposits	173,912,961	173,435,409
Mutual installment	16,814	18,219
Deposits on notes payables	3,136,688	3,685,924
Deposits on CMA	91,850	112,671
Certificate of deposits	6,000,628	9,274,299
Other deposits	883,022	955,588

Sub-total	322,777,394	321,044,695

Deposits in foreign currencies:
Foreign currency deposits	54,962,498	55,428,606
Present value discount	(48,933)	(138,961)
Customers’ deposits for beneficiary	397,948	246,505

Total	378,088,907	376,580,845

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

16.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1	1,795,750
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,251,881
Others	The Korea Development Bank and others	0.0 ~ 4.7	9,799,970

Sub-total			13,847,601
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.9 ~ 14.0	14,217,591
Bills sold	Others	0.0 ~ 2.0	1,147
Call money	Bank and others	3.8 ~ 22.0	2,880,474
Bonds sold under repurchase agreements	The Korea Development Bank and others	0.0 ~ 14.2	9,586,737
Present value discount			(2,992)

Total			40,530,558

	December 31, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.0	1,845,239
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,195,534
Others	The Korea Development Bank and others	0.0 ~ 4.6	8,378,570

Sub-total			12,419,343
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.8 ~ 10.0	13,071,842
Bills sold	Others	0.0 ~ 2.0	1,033
Call money	Bank and others	1.7 ~ 10.0	2,013,940
Bonds sold under repurchase agreements	The Korea Development Bank and others	1.0 ~ 14.9	6,678,468
Present value discount			(1,359)

Total			34,183,267

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2026		December 31, 2025
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.9 ~ 7.5	50,347,747	0.8 ~ 7.5	47,124,232
Subordinated bonds	1.9 ~ 10.3	6,511,911	1.9 ~ 6.7	6,683,193
Other bonds	0.0 ~ 4.4	1,812,584	2.9 ~ 17.0	1,782,423

Sub-total		58,672,242		55,589,848

Discounts on bonds		(8,936)		(6,456)

Total		58,663,306		55,583,392

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(*)

Included debentures under fair value hedge amounting to 3,493,080 million Won and 4,046,624 million won as of June 30, 2026 and December 31, 2025 respectively. Also, debentures under cash flow hedge amounting to 1,325,164 million Won and 1,410,514 million won are included as of June 30, 2026 and December 31, 2025 respectively.

17.	INSURANCE CONTRACTS

(1)	Details of insurance contracts assets and insurance contracts liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Life	Health	Annuity/Savings and others	Variable	Total
Insurance contracts assets	—	—	—	—	—
Insurance contracts liabilities	6,992,694	6,822,220	24,087,513	5,022,082	42,924,509

Net insurance contracts liabilities (asset)	6,992,694	6,822,220	24,087,513	5,022,082	42,924,509

Reinsurance contracts assets	331,051	263,252	6,741	—	601,044
Reinsurance contracts liabilities	40,719	143,634	539	—	184,892

Net reinsurance contracts assets (liabilities)	290,332	119,618	6,202	—	416,152

	December 31, 2025
	Life	Health	Annuity/Savings and others	Variable	Total
Insurance contracts assets	—	—	—	—	—
Insurance contracts liabilities	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

Net insurance contracts liabilities (asset)	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

Reinsurance contracts assets	381,667	231,261	7,279	—	620,207
Reinsurance contracts liabilities	52,842	131,344	606	—	184,792

Net reinsurance contracts assets (liabilities)	328,825	99,917	6,673	—	435,415

(2)	Details of net insurance income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2026	2025
Insurance service result of insurance contracts	71,632	—
Insurance income	1,047,890	—
Estimated incurred claims and other insurance service expenses	689,419	—
Changes in risk adjustment	24,340	—
Amortization of contractual service margin	156,127	—
Amortization of insurance acquisition cash flows	176,842	—
Loss component allocation amount	(1,271)	—
Other insurance income	2,433	—
Insurance service expenses	976,258	—
Actual incurred claims and other insurance service expenses	715,218	—
Amortization of insurance acquisition cash flows	176,842	—
Changes in liability for incurred claims	10,582	—
(Reversal of) loss component allocation amount	71,025	—
Other insurance service expenses	2,591	—
Insurance service result of reinsurance contracts	11,811	—
Reinsurance income	49,961	—
Actual incurred claims and insurance service expenses	33,018	—
Changes in cash flow from incurred claims	2,561	—
Changes in loss recovery component	14,382	—
Reinsurance service expenses	38,150	—
Estimated incurred claims and insurance service expenses	30,667	—
Changes in risk adjustment	821	—
Amortization of contractual service margin	6,662	—

Total insurance service result	83,443	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Details of net insurance finance income and expenses are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2026	2025
Investment income
Interest income	655,781	—
Gain(loss) on financial assets	1,462,007	—
Other investment income	(55,177)	—
Investment income recognized in net income	2,062,611	—
Investment income recognized in other comprehensive income (*)	(2,959,657)	—

Sub-total	(897,046)	—

Insurance finance interest income and other insurance finance income
Insurance finance interest income	(766,680)	—
Effect of change in fair value of underlying assets of participating insurance contracts	(1,311,253)	—
Effect of changes in discount rates and others	60,912	—
Insurance finance income recognized in net income	(2,017,021)	—
Insurance finance income recognized in other comprehensive income (*)	3,955,059	—

Sub-total	1,938,038	—

Reinsurance finance interest income and other reinsurance finance income
Reinsurance finance interest income	6,962	—
Effect of changes in credit risk of reinsurance liabilities	144	—
Effect of changes in discount rates and others	—	—
Reinsurance finance income recognized in net income	7,106	—
Reinsurance finance income recognized in other comprehensive income (*)	(31,390)	—

Sub-total	(24,284)	—

Total investment income and insurance and reinsurance finance income recognized in profit or loss	52,696	—
Total investment income and insurance and reinsurance finance income recognized in other comprehensive income	964,012	—

Total	1,016,708	—

(*)	Finance income recognized in other comprehensive income is presented before income tax effects and non-controlling interests.

18.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Asset retirement obligation	116,064	106,786
Provisions for guarantees (*1)	94,316	79,317
Provisions for unused loan commitments	129,733	137,081
Other provisions (*2)	452,596	467,549

Total	792,709	790,733

(*1)	Provisions for guarantees include provision for financial guarantee of 67,305 million won and 52,733 million won as of June 30, 2026 and December 31, 2025, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2026
	Stage1	Stage2	Stage3	Total
Beginning balance	60,091	3,407	15,819	79,317
Transfer to 12-month expected credit loss	330	(330)	—	—
Transfer to expected credit loss for the entire period	(167)	167	—	—
Transfer to credit-impaired financial assets	(478)	(2,125)	2,603	—
Net provision (reversal) of unused amount	1,782	1,511	15,134	18,427
Others (*)	(3,428)	—	—	(3,428)

Ending balance	58,130	2,630	33,556	94,316

(*)	Recognized as a result of changes in financial guarantee liabilities.

	For the six-month period ended June 30, 2025
	Stage1	Stage2	Stage3	Total
Beginning balance	57,309	2,534	11,627	71,470
Transfer to 12-month expected credit loss	531	(531)	—	—
Transfer to expected credit loss for the entire period	(307)	307	—	—
Transfer to credit-impaired financial assets	(68)	(39)	107	—
Net provision (reversal) of unused amount	1,707	2,227	(5,154)	(1,220)
Others (*)	(1,478)	(6)	(1)	(1,485)

Ending balance	57,694	4,492	6,579	68,765

(*)	Recognized as a result of changes in financial guarantee liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the six-month period ended June 30, 2026
	Stage1	Stage2	Stage3	Total
Beginning balance	111,499	21,647	3,935	137,081
Transfer to 12-month expected credit loss	9,741	(9,716)	(25)	—
Transfer to expected credit loss for the entire period	(2,373)	2,375	(2)	—
Transfer to credit-impaired financial assets	(260)	(334)	594	—
Net provision (reversal) of unused amount	(16,065)	9,371	(715)	(7,409)
Others	400	2	(341)	61

Ending balance	102,942	23,345	3,446	129,733

	For the six-month period ended June 30, 2025
	Stage1	Stage2	Stage3	Total
Beginning balance	108,218	24,896	4,448	137,562
Transfer to 12-month expected credit loss	6,655	(6,636)	(19)	—
Transfer to expected credit loss for the entire period	(3,387)	3,392	(5)	—
Transfer to credit-impaired financial assets	(283)	(338)	621	—
Net provision (reversal) of unused amount	(6,787)	3,371	(2,982)	(6,398)
Others	(1,368)	—	—	(1,368)

Ending balance	103,048	24,685	2,063	129,796

(3)	Changes in asset retirement obligation for the six-month periods ended June 30, 2026 and 2025, are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2026	2025
Beginning balance	106,786	97,772
Provisions provided	4,907	2,193
Provisions used	(769)	(5,486)
Reversal of provisions unused	(188)	(292)
Unwinding of discount	786	679
Increase (decrease) of restoration expense, etc.	4,542	8,781

Ending balance	116,064	103,647

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of June 30,2026, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Changes in other provisions for the six-month periods ended June 30, 2026 and 2025, are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2026	2025
Beginning balance	467,549	304,624
Provisions provided	5,851	16,562
Provisions used	(4,909)	(2,405)
Reversal of provisions unused	(15,757)	(219)
Foreign currencies translation adjustments	60	1
Others	(198)	(226)

Ending balance	452,596	318,337

(5)	Others

1)

The Group recognized provisions related to incomplete sales of Derivative Linked Fund (DLF) occurring in 2019 as the best estimate of expenditure, including administrative fines expected to be imposed by the Financial Services Commission, required to fulfil its current obligations.

2)

The Group recognized provisions for estimated contractual refunds and loss compensation amounts that may be paid in relation to expected customer losses arising from delays in the redemption of funds. Such provisions amounted to 257,019 million Won and 259,168 million Won as of June 30, 2026 and December 31, 2025, respectively. In addition, the Group recognized provisions for estimated compensation due to expected customer losses related to equity-linked securities and for administrative fines and penalties expected to be imposed by the Financial Services Commission amounting to 2,757 million Won and 2,847 million Won, as of June 30, 2026 and December 31, 2025, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

19.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bond will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Present value of defined benefit obligation	1,886,313	1,982,526
Fair value of plan assets (*)	(2,094,808)	(2,157,163)
Net defined benefit liabilities (assets) (*)	(208,495)	(174,637)
Intercompany transaction adjustments	279,245	269,170

Net defined benefit liabilities (assets) (after intercompany offsets)	70,750	94,533

(*)	The amount before intercompany offsets within the consolidated entity

(2)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2026	2025
Current service cost	79,410	75,995
Past service cost (*1)	—	26,469
Net interest expense	(2,157)	(4,386)
Loss on the curtailment or settlement	(23)	—

Cost recognized in net income	77,230	98,078

Remeasurements (*2)	(60,232)	121,380

Cost recognized in total comprehensive income	16,998	219,458

(*1)	Amount due to a change in the criteria for determining ordinary wages during the previous period ended June 30, 2025.
(*2)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 10,990 million won, and 4,033 million won for the six-month periods ended June 30, 2026 and 2025, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

20.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Other financial liabilities:
Accounts payable	27,258,070	8,059,195
Accrued expenses	4,368,013	4,456,143
Segregated account debit balance	7,591,262	7,692,762
Agency fees received	666,423	594,685
Foreign exchange payables	665,331	784,357
Domestic exchange settlement credits	10,560,729	11,749,779
Lease liabilities	579,679	541,572
Other miscellaneous financial liabilities	4,456,921	4,250,210
Present value discount	(9,217)	(10,645)

Sub-total	56,137,211	38,118,058

Other liabilities:
Unearned income	358,056	354,792
Other miscellaneous liabilities	495,660	479,102

Sub-total	853,716	833,894

Total	56,990,927	38,951,952

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

21.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		June 30, 2026
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	877,926	—	—	—	—	—	—
Forwards	6,444,830	9,764	—	568,548	307,095	—	33,934
Swaps	146,303,639	1,632	13,478	100,830	—	38,499	245,853
Written options	320,000	—	—	—	—	—	10,833
Currency:
Futures	119,120	—	—	—	—	—	—
Forwards	151,245,245	485	—	4,311,598	338,543	126,951	1,862,944
Swaps	89,767,150	129,860	—	4,190,203	363,006	7,160	5,897,131
Purchase options	190,459	—	—	1,820	—	—	—
Written options	375,439	—	—	—	—	—	1,294
Equity:
Futures	378,867	—	—	—	—	—	—
Forwards	163	—	—	97	—	—	—
Purchase options	1,923	—	—	786	—	—	—
Others:
Futures	239	—	—	—	—	—	—

Total	396,025,000	141,741	13,478	9,173,882	1,008,644	172,610	8,051,989

		December 31, 2025
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	1,028,982	—	—	—	—	—	—
Forwards	6,097,038	7,192	—	155,174	139,341	—	118,441
Swaps	134,440,759	903	37,010	136,822	—	27,050	141,569
Written options	320,000	—	—	—	—	—	8,194
Currency:
Futures	131,014	—	—	—	—	—	—
Forwards	111,686,895	2,221	1,201	2,652,148	236,677	70,989	1,190,226
Swaps	76,846,634	168,653	—	2,827,872	141,304	—	3,670,407
Purchase options	67,650	—	—	1,267	—	—	—
Written options	81,999	—	—	—	—	—	827
Equity:
Futures	476,305	—	—	—	—	—	—
Forwards	163	—	—	104	—	—	—
Purchase options	1,711	—	—	816	—	—	—
Others:
Futures	8,378	—	—	—	—	—	—

Total	331,187,528	178,969	38,211	5,774,203	517,322	98,039	5,129,664

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 14), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

a)	Debentures

As of June 30, 2026, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,182,719 million Won, and Korean won-denominated debentures amounting to 310,361 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

b)	Foreign currency securities, Foreign private bonds

As of June 30, 2026, the Group has applied fair value hedging for foreign currency securities amounting to 757,625 million Won and foreign currency private bonds amounting to 84,862 million Won. The purpose of the hedging is to avoid fair value volatility risk of foreign currency securities and foreign currency private bonds derived from changes in exchange rate and interest rate. To achieve this purpose, the group has entered into forward currency contracts and currency swaps designated as hedging instruments.

The forward currency contracts are executed with the condition of selling foreign currencies on a future specific date, at a predetermined agreed amount and exchange rate. On the initiation date, the contract amount is exchanged, and on the termination date, the contracted foreign currency principal is returned. As a result, through hedging transactions, the group offsets valuation gains and losses from exchange rate fluctuations of foreign currency-denominated assets, thereby removing fair value fluctuation risk linked to foreign currency securities and bonds. The hedge ratio is determined through a method that ensures fair value changes in the hedging instruments and hedged items effectively offset each other to a similar extent.

In this hedging relationship, only the exchange rate fluctuation, which is the most significant part of the fair value change in the hedged item, is designated as the hedged risk, excluding other risk factors such as credit risk or liquidity risk. Therefore, the ineffective portion of the hedge could arise from discrepancies between the settlement timing of the forward currency contract and the cash flow timing of foreign currency-denominated items, fluctuations in counterparties’ credit risks, or discrepancies between market exchange rates and contracted exchange rates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

The forward currency agreements and the hedged items are subject to fluctuations in the exchange rate and the group expects the fair value of the currency forward contract and the value of the hedged item to generally change in the opposite direction.

The currency swap contracts are executed under terms that provide for the exchange of interest payments during the contractual term and principal amounts at maturity based on predetermined contractual amounts and exchange rates. Upon termination, the principal amounts exchanged at inception are returned. As a result, the fair value fluctuation risk of foreign currency securities is eliminated. The hedge ratio is determined by matching the notional amount of the hedging instrument to the face amount of the hedged item under the currency swap contracts.

2)	Cash Flow Hedge

a)	Debentures

As of the June 30, 2026, the Group has applied cash flow hedge on local currency denominated debentures amounting to 59,961 million won and debentures on foreign currency amounting to 1,265,203 million won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, under the currency swap contract, the principal is exchanged at the initiation date, and an amount calculated by applying a fixed interest rate to the predetermined notional principal is paid, in exchange for an amount calculated by applying a floating interest rate to USD or an amount calculated by applying a fixed interest rate to CNH and EUR. And at the termination date, the principal exchanged at inception are returned. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

b)	Foreign currency securities, Foreign private bonds, Anticipated bond purchase

As of June 30, 2026, the Group has applied cash flow hedges to manage the risks associated with foreign currency securities amounting to 6,835,846 million Won, foreign currency private bonds totaling 190,603 million Won, and anticipated bond purchase transactions. The Group’s objective of these hedging measures is to mitigate the risk of cash flow fluctuations from foreign currency securities and private bonds due to exchange rate changes, as well as the price risk of future purchases of treasury and foreign government bonds. To achieve these objectives, the entity utilizes forward currency contracts, currency swaps, and bond forward contracts as designated hedging instruments.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

Forward currency contracts are used to eliminate cash flow volatility arising from exchange rate fluctuations of anticipated transactions in foreign currency by agreeing to sell foreign currency at a pre-established rate on a future date. These contracts are designated as hedging instruments to offset cash flow variations caused by exchange rate changes on foreign currency-denominated items. The hedge ratio is determined by aligning the nominal amount of the hedging instrument with the face value of the hedged item.

Currency swap contracts are entered into to exchange interest and principal of foreign currency securities and private bonds during the contract period at predetermined notional amounts and rates, and revert the principal exchanged at inception upon maturity. This practice mitigates the cash flow volatility risk associated with the principal and interest payments of foreign currency-denominated securities and private bonds. The hedge ratio is determined by matching the nominal value of the hedging instrument to the face value of the hedged item.

Bond forward contracts are structured to purchase specific bonds at a predetermined notional amount and price on a future specified date to hedge against price risk caused by interest rate fluctuations impacting bond purchase prices. Upon contract expiration, bonds are acquired at the agreed-upon rate, thereby eliminating cash flow variability risks due to future interest rate changes. Thus, the hedging transaction removes the uncertainty surrounding the cash outflow amount related to interest rate changes at the future bond purchase date, thereby ensuring stable cash flows. The nominal amount of the hedging instrument in these bond forward contracts is aligned with the anticipated purchase amount of the hedged bonds, and the hedge ratio is calibrated to ensure that cash flow fluctuations of the hedged item and hedging instrument effectively offset each other.

c)	Foreign Currency Borrowings

As of June 30, 2026, the Group has designated cash flow hedges for foreign currency borrowings amounting to 308,300 million Won. The purpose of the Group’s hedging activities is to hedge the variability in cash flows related to interest and principal payments of variable-rate foreign currency borrowings arising from fluctuations in interest rates and foreign exchange rates. To achieve this objective, the Group has entered into currency swap contracts and designated them as hedging instruments. The Group designated only the portion excluding the foreign basis spread of derivative financial instruments as the hedging instrument.

Under the currency swap contracts, the principal amounts are exchanged at inception, and the Group pays amounts calculated by applying a fixed interest rate to a predetermined notional principal, while receiving amounts calculated by applying a floating interest rate denominated in U.S. dollars. At maturity, the principal amounts exchanged at inception are re-exchanged. As a result, the variability in cash flows related to the principal and interest of the foreign currency borrowings is eliminated. The hedge ratio is determined by matching the notional amount of the hedging instrument with the face amount of the hedged item under the currency swap contracts.

In these hedging relationships, only the most significant components of the variability in cash flows of the hedged items—namely, changes in interest rates and foreign exchange rates—are designated as hedged risks. Other risk components, including credit risk, are not included in the hedged risks. Accordingly, hedge ineffectiveness may arise due to factors such as the pricing margin of the counterparty to the hedging instrument or changes in the credit risk of either party to the hedging instrument.

Both the currency swap contracts and the hedged items are affected by changes in underlying variables, namely market interest rates and foreign exchange rates, and the Group expects that the values of the currency swap contracts and the hedged items will generally move in opposite directions.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of June 30, 2026: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD, CNH and Korean Won in millions):

	June 30, 2026
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	800,000,000	1,300,000,000	—	2,100,000,000
Interest rate swap (KRW)	—	—	340,000	340,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	—	—	50,000,000
Foreign currencies translation risk
Currency forward (USD)	298,980,853	64,170,792	—	363,151,645
Currency forward (EUR)	4,176,530	68,784,770	—	72,961,300
Currency forward (AUD)	109,100,249	126,550,000	—	235,650,249
Currency forward (GBP)	15,700,000	—	—	15,700,000
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	—	320,000,000	—	320,000,000
Interest rate forward (KRW)	843,645	744,545	—	1,588,190
Interest rate swap (KRW)	—	60,000	—	60,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	103,000,000	640,500,000	—	743,500,000
Currency swap (EUR)	37,000,000	161,900,000	—	198,900,000
Currency swap (AUD)	80,000,000	—	—	80,000,000
Currency swap (SEK)	380,000,000	219,000,000	—	599,000,000
Currency swap (JPY)	—	2,000,000,000	16,500,000,000	18,500,000,000
Foreign currencies translation risk
Currency forward (USD)	643,277,087	584,378,132	26,360,955	1,254,016,174
Currency forward (EUR)	137,547,500	206,072,000	36,726,000	380,345,500
Currency forward (AUD)	99,970,000	160,000,000	—	259,970,000
Currency swap (USD)	140,000,000	740,678,827	—	880,678,827
Currency swap (EUR)	356,853,334	1,025,000,000	40,000,000	1,421,853,334
Currency swap (AUD)	15,000,000	200,000,000	—	215,000,000
Currency swap (CAD)	50,000,000	120,000,000	30,000,000	200,000,000
Currency swap (JPY)	16,000,000,000	18,500,000,000	43,500,000,000	78,000,000,000
Currency swap (CNH)	—	500,000,000	—	500,000,000
Hedges of net investment in foreign operations	—	—	—	—
Exchange risk	—	—	—	—
Foreign currency bond (USD)	300,000,000	563,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swap (KRW)	—	—	290,000	290,000
Foreign currencies translation risk
Currency forward (USD)	414,314,566	65,544,792	—	479,859,358
Currency forward (EUR)	—	72,961,301	—	72,961,301
Currency forward (AUD)	109,214,330	126,550,000	—	235,764,330
Currency forward (GBP)	15,700,000	—	—	15,700,000
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	—	320,000,000	—	320,000,000
Interest rate forward (KRW)	1,630,000	380,000	—	2,010,000
Interest rate swap (KRW)	—	60,000	—	60,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	336,333,334	470,500,000	—	806,833,334
Currency swap (EUR)	52,000,000	114,900,000	—	166,900,000
Currency swap (AUD)	80,000,000	—	—	80,000,000
Currency swap (SEK)	380,000,000	219,000,000	—	599,000,000
Currency swap (JPY)	—	—	5,000,000,000	5,000,000,000
Foreign currencies translation risk
Currency forward (USD)	998,071,601	700,378,132	—	1,698,449,733
Currency forward (EUR)	374,850,500	232,472,000	—	607,322,500
Currency forward (AUD)	99,970,000	160,000,000	—	259,970,000
Currency swap (USD)	130,000,000	527,884,000	—	657,884,000
Currency swap (EUR)	194,780,000	1,012,000,000	—	1,206,780,000
Currency swap (AUD)	15,000,000	200,000,000	—	215,000,000
Currency swap (CAD)	—	40,000,000	—	40,000,000
Currency swap (JPY)	—	21,500,000,000	43,500,000,000	65,000,000,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	—	863,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

June 30, 2026
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.18% receipt and (C.SOFR) + 1.21% paid
Interest rate swap (KRW)	Fixed 4.20% receipt and CD 3M + 0.01% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 4.48% paid, KRW 2.76% receipt, USD/KRW = 1,402.05
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,327.61, USD/KRW = 1,428.59
Currency forward (EUR)	EUR/KRW = 1,498.43
Currency forward (AUD)	AUD/KRW = 874.06, AUD/KRW = 915.61
Currency forward (GBP)	GBP/KRW = 2,005.60
Cash flow hedge
Interest rate risk
Interest forward (USD)	YTM 5.14%, YTM 5.2%
Interest forward (KRW)	YTM 3.09%, YTM 3.31%
Interest rate swap (KRW)	KRW CD+0.37% receipt, KRW 2.75% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.62% receipt, KRW 3.31% paid, USD 4.05% paid, KRW 2.5% receipt, USD/KRW = 1,434.34, USD/KRW = 1,402.05
Currency swap (EUR)	EUR 3.15% paid, KRW 3.42% receipt, EUR/KRW = 1,666.19
Currency swap (AUD)	AUD 3.11% paid, KRW 1.55% receipt, AUD/KRW = 952.2
Currency swap (SEK)	SEK 1.88% paid, KRW 2.01% receipt, SEK/KRW = 140.55
Currency swap (JPY)	JPY 3.35% paid, KRW 4.71% receipt, JPY/KRW = 9.36
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,349.94
Currency forward (EUR)	EUR/KRW = 1,569.58
Currency forward (AUD)	AUD/KRW = 863.03
Currency swap (USD)	USD 4.12% paid, KRW 3.04% receipt, USD/KRW = 1,434.34
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, , EUR 3.06% paid, KRW 3.24% receipt, EUR/KRW = 1,344.08, EUR/KRW = 1,664.32
Currency swap (AUD)	AUD 4.96% paid, KRW 3.58% receipt, AUD/KRW = 902.7
Currency swap (CAD)	CAD 4.6% paid, KRW 4.92% receipt, CAD/KRW = 1,081.43
Currency swap (JPY)	JPY 3.12% paid, KRW 4.51% receipt, JPY/KRW = 9.42
Currency swap (CNH)	CNH 2.15% receipt, KRW 3.83% paid, CNH 2.20% receipt, KRW 4.25% paid, CNH/KRW = 215.9, CNH/KRW = 227.26
Hedges of net investment
Exchange rate risk
Foreign currency denominated debentures(USD)	USD/KRW = 1,481.78

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

December 31, 2025
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 3.94% receipt and CD 3M + 0.01% paid
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,326.88 USD/KRW = 1,373.60
Currency forward (EUR)	EUR/KRW = 1,498.43
Currency forward (AUD)	AUD/KRW = 874.06 AUD/KRW = 864.44
Currency forward (GBP)	GBP/KRW = 1,854.71
Cash flow hedge
Interest rate risk
Interest forward (USD)	YTM 5.14%, YTM 5.20%, USD/KRW = 1,373.23
Interest forward (KRW)	YTM 2.91%, YTM 1.42%
Interest rate swap (KRW)	KRW CD+0.37% receipt, KRW 2.75% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 4.11% paid, KRW 2.54% receipt, USD 1M SOFR+0.91% receipt, KRW 3.60% paid, USD/KRW = 1,402.05, USD/KRW = 1,355.00
Currency swap (EUR)	EUR 3.03% paid, KRW 3.18% receipt, EUR/KRW = 1,619.42
Currency swap (AUD)	AUD 3.11% paid, KRW 1.55% receipt, AUD/KRW = 952.20
Currency swap (SEK)	SEK 1.88% paid, KRW 2.01% receipt, SEK/KRW = 140.55
Currency swap (JPY)	JPY 3.20% paid, KRW 4.45% receipt, JPY/KRW = 9.47
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,343.49
Currency forward (EUR)	EUR/KRW = 1,539.86
Currency forward (AUD)	AUD/KRW = 863.03
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD 2.50% receipt, KRW 3.76% paid, USD/KRW = 1,138.50 USD/KRW = 1,404.97
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR 3.21% receipt, KRW 3.14% paid,EUR/KRW = 1,344.08 EUR/KRW = 1,644.48
Currency swap (AUD)	AUD 3.58% receipt, KRW 4.96% paid,AUD/KRW = 902.70
Currency swap (CAD)	CAD 4.46% receipt, KRW 4.60% paid, CAD/KRW = 1,062.00
Currency swap (JPY)	JPY 4.46% receipt, KRW 3.10% paid, JPY/KRW = 9.42
Hedges of net investment Exchange rate risk
Foreign currency denominated debentures(USD)	USD/KRW = 1,421.88

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD, CNH and Korean Won in millions):

	June 30, 2026
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Change in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,100,000,000			Derivative assets (designated for hedging)
Interest rate Swap(KRW)	340,000	13,478	38,499	Derivative liabilities (designated for hedging)	(44,752)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	—	7,160	Derivative liabilities (designated for hedging)	(20,657)
Foreign currencies translation risk
Currency forward (USD)	363,151,645	—	66,121	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(41,135)
Currency forward (EUR)	72,961,300	—	19,569		(5,664)
Currency forward (AUD)	235,650,249	—	40,388		(24,882)
Currency forward (GBP)	15,700,000	—	873		(1,948)
Cash flow hedge
Interest rate risk
Interest forward (USD)	320,000,000	9,689	—	Derivative assets (designated for hedging)	4,869
Interest forward (KRW)	1,588,190	75	307,095	Derivative liabilities (designated for hedging)	(315,385)
Interest rate swap (KRW)	60,000	1,632	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	729
Foreign currency translation risk and interest rate risk
Currency swap (USD)	743,500,000	71,112	25,199	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(1,076)
Currency swap (EUR)	198,900,000	—	22,562		(14,679)
Currency swap (AUD)	80,000,000	—	8,130		(8,103)
Currency swap (SEK)	599,000,000	65	10,805		(2,128)
Currency swap (JPY)	18,500,000,000	33	2,717		(3,503)
Foreign currency translation risk
Currency forward (USD)	1,254,016,174	—	212,856	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(161,657)
Currency forward (EUR)	380,345,500	485	79,118		(39,314)
Currency forward (AUD)	259,970,000	—	46,569		(27,402)
Currency swap (USD)	880,678,827	23	94,823	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(75,135)
Currency swap (EUR)	1,421,853,334	54,275	145,442		(104,657)
Currency swap (AUD)	215,000,000	—	35,906		(25,092)
Currency swap (CAD)	200,000,000	579	3,480		(3,242)
Currency swap (JPY)	78,000,000,000	69	13,690		(18,460)
Currency swap (CNH)	500,000,000	3,704	252		3,572
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,331,793	Foreign currency bond	(92,098)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Change in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,650,000,000			Derivative assets (designated for hedging)
Interest rate Swap (KRW)	290,000	37,010	27,050	Derivative liabilities (designated for hedging)	93,549
Foreign currencies translation risk
Currency forward (USD)	479,859,358	1,201	40,408	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(252,432)
Currency forward (EUR)	72,961,301	—	13,904	Derivative assets (designated for hedging)	44,644
Currency forward (AUD)	235,764,330	—	15,575		(23,061)
Currency forward (GBP)	15,700,000	—	1,101	Derivative liabilities (designated for hedging)	(1,408)
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	320,000,000	4,848	27	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	3,732
Interest rate forward (KRW)	2,010,000	2,344	139,313		(203,153)
Interest rate swap (KRW)	60,000	903	—		1,084
Foreign currency translation risk and interest rate risk
Currency swap (USD)	806,833,334	51,040	11,984	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(69,611)
Currency swap (EUR)	166,900,000	1,012	16,086	Derivative liabilities (designated for hedging)	(9,085)
Currency swap (AUD)	80,000,000	605	632		(5,494)
Currency swap (SEK)	599,000,000	855	9,468		(7,678)
Currency swap (JPY)	5,000,000,000	819	—		819
Foreign currency translation risk

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Currency forward (USD)	1,698,449,733	2,221	127,924	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	13,389
Currency forward (EUR)	607,322,500	—	89,586		(10,747)
Currency forward (AUD)	259,970,000	—	19,167		(350)
Currency swap (USD)	657,884,000	30,780	27,168		(74,613)
Currency swap (EUR)	1,206,780,000	72,261	60,932		(16,952)
Currency swap (AUD)	215,000,000	—	13,220		(15,574)
Currency swap (CAD)	40,000,000	339	—		334
Currency swap (JPY)	65,000,000,000	10,943	1,814		8,981
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,239,695	Foreign currency bond	30,325

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Change in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,493,080	—	77,303	Debentures	47,515	—
Foreign currencies translation risk and interest rate risk
Foreign currency securities	58,758	—	(7,160)	—	FVTPL	3,211	—
Foreign currencies translation risk
Foreign currency securities	210,675	—	(28,698)	—	FVTPL	2,147	—
	488,192	—	147,235	—	FVTOCI	37,907	—
Foreign private bonds	84,862	—	(18,166)	—	Financial assets at amortized cost	—	—
Cash flow hedge
Interest rate risk
Debentures	—	59,961	—	—	Debentures	(729)	(1,121)
Anticipated bond purchase	—	—	—	—	—	279,763	(294,934)
Foreign currencies translation risk and interest rate risk
Debentures	—	923,110	—	—	Debentures	(19,580)	31,290
Foreign currency borrowings	—	308,300	—	—	Borrowings	—	—
Foreign currency securities	657,242	—	—	—	FVTOCI	15,440	(4,410)
Foreign private bonds	190,603	—	—	—	Financial assets at amortized cost	14,106	(1,841)
Foreign currencies translation risk
Debentures	—	342,093	—	—	Debentures	8,299	(25,833)
Foreign currency securities	5,520,140	—	—	—	FVTOCI	434,170	(26,660)
	658,464	—	—	—	FVTPL	7,976	396
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,331,793	—	—	Foreign operations net asset	92,098	(194,029)

(*1)	The accumulated profit on debentures on foreign currency amounted to 47,664 million won, and the accumulated loss on debentures on local currency amounted to 29,639 million won, as of June 30, 2026.
(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Change in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	4,046,624	—	36,892	Debentures	(80,760)	—
Foreign currencies translation risk
Foreign currency securities	569,122	—	131,018	—	FVTOCI	169,469	—
	226,555	—	(4,121)	—	FVTPL	70,015	—
Foreign private bonds	76,793	—	(7,717)	—	Financial assets at amortized cost	6,567	—
Cash flow hedge
Interest rate risk
Debentures	—	59,952	—	—	Debentures	(1,083)	655
Anticipated bond purchase	—	—	—	—	—	183,177	(150,651)
Foreign currencies translation risk and interest rate risk
Debentures	—	878,855	—	—	Debentures	53,508	(188)
Foreign currency securities	256,487	—	—	—	FVTOCI	13,062	(1,105)
Foreign private bonds	176,540	—	—	—	Financial assets at amortized cost	11,016	(1,722)
	55,671	—	—	—	FVTPL	(321)	(77)
Foreign currencies translation risk
Debentures	—	471,707	—	—	Debentures	(33,199)	(2,242)
Foreign currency securities	4,996,548	—	—	—	FVTOCI	141,426	(26,141)
	605,631	—	—	—	FVTPL	(13,091)	(321)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,239,695	—	—	Foreign operations net asset	(30,325)	(127,258)

(*1)

The accumulated profit on debentures on foreign currency amounted to 29,538 million Won, and the accumulated profit on debentures on local currency amounted to 7,354 million Won, as of December 31, 2025.

(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2026
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	2,763	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	(17,446)	Other net operating income(expense)
	Foreign currencies translation risk	(33,575)	Other net operating income(expense)

		For the six-month period ended June 30, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	15,139	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2026
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(441,249)	131,462	—	Other net operating income (expense)	144,284	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(26,241)	(3,248)	773	Other net operating income (expense)	28,821	Other net operating income (expense)
	Foreign currencies translation risk	(450,445)	(942)	316	Other net operating income (expense)	440,639	Other net operating income (expense)

	For the six-month period ended June 30, 2025
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	180	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(102,128)	—	(567)	Other net operating income (expense)	98,832	Other net operating income (expense)
	Foreign currencies translation risk	3,660	—	(65)	Other net operating income (expense)	(925)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		June 30, 2026
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(92,098)	25,327	(66,771)	—	—

		June 30, 2025
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	98,145	(25,910)	72,235	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the six-month periods ended June 30, 2026 and 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

22.	EQUITY

(1)	Details of equity as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,511,032	3,710,498
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	78,655	78,937

Sub-total	933,154	933,436

Capital adjustments
Treasury stocks	(35,517)	(35,517)
Other adjustments (*1)	(1,644,008)	(1,646,069)

Sub-total	(1,679,525)	(1,681,586)

Accumulated other comprehensive income
Gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,146	1,274
Financial assets at FVTOCI	(3,131,733)	(1,106,650)
Changes in capital due to equity method	9,233	(4,222)
Net financial gain(loss) on insurance contract assets(liabilities)	4,058,795	1,534,528
Net financial gain(loss) on reinsurance contract assets(liabilities)	(25,842)	(10,462)
Revaluation surplus of premises and equipment	1,794,872	—
Gain (loss) on foreign currency translation of foreign operations	777,334	416,768
Gain (loss) on hedges of net investment in foreign operations	(194,029)	(127,258)
Remeasurements of defined benefit plan	(52,956)	(96,991)
Gain (loss) on valuation of cash flow hedge	(323,112)	(144,728)

Sub-total	2,913,708	462,259

Retained earnings (*2) (*3)	29,403,630	28,790,056

Non-controlling interest (*4) (*5)	1,995,468	1,841,909

Total	40,880,143	37,859,248

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,959,506 million Won and 2,678,017 million Won as of June 30, 2026 and December 31, 2025, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 667,700 million Won and 554,990 million Won as of June 30, 2026 and December 31, 2025 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,406,513 million Won and 1,406,513 million Won as of June 30, 2026 and December 31, 2025, respectively, are recognized as non-controlling interests. 42,929 million Won and 47,749 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the six-month periods ended June 30, 2026 and 2025, respectively.

(*5)

10,995 million Won of dividends for the hybrid securities issued by Tongyang Life Insurance Co., Ltd. are allocated to net profit and loss of the non-controlling interests for the year ended December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	The number of authorized shares and others of the Group are as follows:

	June 30, 2026	December 31, 2025
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,089,682 Shares	734,076,320 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	Due to the cancellation of treasury shares using retained earnings, the paid-in capital differs from the total par value of the issued shares.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2026	December 31, 2025
Securities in local currency	2021-04-08	—	3.15	—	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	400,000	400,000
Securities in local currency	2025-10-22	—	3.34	400,000	400,000
Issuance cost				(8,968)	(9,502)

Total				3,511,032	3,710,498

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Non-controlling interest adjustments	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(1,106,650)	(3,018,345)	(27,833)	789,824	231,271	(3,131,733)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,274	(177)	—	49	—	1,146
Changes in capital due to equity method	(4,222)	17,907	—	(4,452)	—	9,233
Gain (loss) on foreign currency translation of foreign operations	416,768	368,291	—	(5,861)	(1,864)	777,334
Gain (loss) on hedges of net investment in foreign operations	(127,258)	(92,098)	—	25,327	—	(194,029)
Remeasurement gain (loss) related to defined benefit liabilities	(96,991)	60,232	—	(16,601)	404	(52,956)
Gain (loss) on valuation of cash flow hedge	(144,728)	(915,869)	613,744	75,132	48,609	(323,112)
Net financial gain(loss) on insurance contract assets(liabilities)	1,534,528	3,955,059	—	(1,003,502)	(427,290)	4,058,795
Net financial gain(loss) on reinsurance contract assets(liabilities)	(10,462)	(31,390)	—	6,823	9,187	(25,842)
Revaluation surplus of premises and equipment	—	2,474,187	—	(678,165)	(1,150)	1,794,872

Total	462,259	2,817,797	585,911	(811,426)	(140,833)	2,913,708

(*)

The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to (149) million Won are due to disposal of equity securities at FVTOCI during the period. Also, the increase (decrease) of Revaluation surplus of premises and equipment are changes due to the revaluation and include the amount of (412) million Won transferred directly to retained earnings due to disposal of premises and equipment during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	60,438	192,389	(66,110)	(36,181)	150,536
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	25	—	(7)	1,366
Changes in capital due to equity method	(1,886)	(2,790)	—	765	(3,911)
Gain (loss) on foreign currency translation of foreign operations	523,780	(386,614)	—	10,331	147,497
Gain (loss) on hedges of net investment in foreign operations	(149,577)	98,145	—	(25,910)	(77,342)
Remeasurement gain (loss) related to defined benefit plan	(86,218)	(121,380)	—	31,527	(176,071)
Gain (loss) on valuation of cash flow hedge	(14,215)	(1,011)	—	1,132	(14,094)

Total	333,670	(221,236)	(66,110)	(18,343)	27,981

(*)

The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 1,827 million Won are due to disposal of equity securities at FVTOCI during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(5)	Treasury stocks

Changes in treasury stocks for the six-month periods ended June 30, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Beginning balance	Acquisition	Disposal	Ending balance
Number of shares	3,082,276	5,986,653	(5,986,653)	3,082,276
Carrying amount	35,517	200,000	(200,000)	35,517

	For the six-month period ended June 30, 2025
	Beginning balance	Acquisition	Disposal	Ending balance
Number of shares	3,082,276	8,515,245	(64)	11,597,457
Carrying amount	35,517	150,001	(1)	185,517

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Beginning balance	2,959,506	2,668,842
Changes due to business combinations	—	9,175
Planned provision of regulatory reserve for credit loss	229,447	281,489

Ending balance	3,188,953	2,959,506

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Net income before regulatory reserve	1,026,482	1,665,915	939,743	1,594,299
Provision of regulatory reserve for credit loss	155,532	229,447	73,444	136,016
Adjusted net income after the provision of regulatory reserve	870,950	1,436,468	866,299	1,458,283
Dividends to hybrid securities	(39,033)	(78,067)	(36,166)	(75,672)
Adjusted net income after regulatory reserve and dividends to hybrid securities	831,917	1,358,401	830,133	1,382,611
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,145	1,866	1,130	1,877

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

23.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2025 were 760 Won and 555,129 million Won, respectively, approved at the regular general shareholders’ meeting held on March 23, 2026 and paid in April 2026.

(2)

At the Board of Directors meeting held on April 24, 2026, a quarterly dividend of 220 Won per share (total dividends of 159,861 million Won) was approved, with May 11, 2026 as the record date. The dividends were paid in May 2026.

24.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	85,358	165,149	64,600	120,559
Financial assets at FVTOCI	681,194	1,332,172	324,231	675,627
Financial assets at amortized cost:
Securities at amortized cost	132,943	263,831	138,493	276,345
Loans and other financial assets at amortized cost:
Interest on due from banks	157,441	289,433	143,785	286,446
Interest on loans	4,450,061	8,814,308	4,416,336	9,005,431
Interest of other receivables	35,563	67,755	27,162	55,368

Subtotal	4,643,065	9,171,496	4,587,283	9,347,245

Insurance finance interest income	5,874	11,581	—	—

Total	5,548,434	10,944,229	5,114,607	10,419,776

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Financial liabilities at amortized cost
Interest on deposits due to customers	1,864,144	3,679,442	2,047,159	4,255,577
Interest on borrowings	326,284	611,644	282,620	586,329
Interest on debentures	480,373	944,385	440,003	888,550
Other interest expense	138,299	267,995	78,646	166,580
Interest on lease liabilities	5,054	9,741	4,362	8,932

Subtotal	2,814,154	5,513,207	2,852,790	5,905,968

Insurance finance interest expense	377,710	771,299	—	—

Total	3,191,864	6,284,506	2,852,790	5,905,968

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

25.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Fees and commission received for brokerage	33,749	70,966	41,235	83,615
Fees and commission received related to credit	37,263	75,838	42,796	87,270
Fees and commission received for electronic finance	33,002	65,888	31,309	62,810
Fees and commission received on foreign exchange handling	14,004	27,561	13,947	27,719
Fees and commission received on foreign exchange	42,548	69,952	27,299	54,751
Fees and commission received for guarantee	24,811	47,243	24,854	49,256
Fees and commission received on credit card	172,651	327,402	162,478	323,094
Fees and commission received on securities business	55,633	94,043	21,396	38,497
Fees and commission from trust management	78,684	143,661	69,917	134,566
Fees and commission received on credit information	2,259	4,213	2,537	5,216
Fees and commission received related to lease	237,802	477,147	239,340	478,703
Other fees	215,622	333,859	55,125	95,707

Total	948,028	1,737,773	732,233	1,441,204

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	96,976	185,582	95,333	180,545
Credit card commission	117,982	230,127	108,915	215,126
Securities business commission	1,845	3,349	614	1,015
Others	29,270	39,930	5,053	10,766

Total	246,073	458,988	209,915	407,452

26.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Dividend income related to financial assets at FVTPL	131,379	252,247	70,372	125,651
Dividend income related to financial assets at FVTOCI	6,654	26,518	2,237	16,782

Total	138,033	278,765	72,609	142,433

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026
	Derecognized equity instruments		Held equity instruments
	Three-month	Six-month	Three-month	Six-month
Stocks	10	10	1,769	17,279
Capital contributions	—	—	745	968
Others	—	—	4,130	8,261

Total	10	10	6,644	26,508

	Period ended June 30, 2025
	Derecognized equity instruments		Held equity instruments
	Three-month	Six-month	Three-month	Six-month
Stocks	567	567	1,629	15,420
Capital contributions	—	—	41	795
Others	—	—	—	—

Total	567	567	1,670	16,215

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

27.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Gain (Loss) on financial instruments at FVTPL	1,086,507	1,496,835	(320,679)	(108,271)
Gain (Loss) on financial instruments designated to be measured at FVTPL	14,766	43,689	(4,625)	(14,665)

Total	1,101,273	1,540,524	(325,304)	(122,936)

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Period ended June 30, 2026		Period ended June 30, 2025
			Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	1,294,947	1,965,548	24,764	361,388
		Loss on transactions and valuation	(445,063)	(1,070,314)	(88,683)	(214,967)

		Sub-total	849,884	895,234	(63,919)	146,421

	Loans	Gain on transactions and valuation	5,494	13,742	2,133	3,345
		Loss on transactions and valuation	4,395	(4,679)	5	(67)

		Sub-total	9,889	9,063	2,138	3,278

	Other financial assets	Gain on transactions and valuation	20,520	64,282	8,890	12,208
		Loss on transactions and valuation	(20,464)	(53,370)	(6,651)	(13,926)

		Sub-total	56	10,912	2,239	(1,718)

	Sub-total		859,829	915,209	(59,542)	147,981

Derivatives (Held for trading) (*)	Interest rates derivatives	Gain on transactions and valuation	666,113	1,854,102	699,666	1,056,244
		Loss on transactions and valuation	(397,796)	(1,262,162)	(558,067)	(1,114,345)

		Sub-total	268,317	591,940	141,599	(58,101)

	Currency derivatives	Gain on transactions and valuation	3,038,356	8,570,041	5,741,408	8,079,511
		Loss on transactions and valuation	(3,145,345)	(8,612,902)	(6,144,542)	(8,278,116)

		Sub-total	(106,989)	(42,861)	(403,134)	(198,605)

	Equity derivatives	Gain on transactions and valuation	204,493	409,493	469	558
		Loss on transactions and valuation	(139,143)	(376,938)	(186)	(223)

		Sub-total	65,350	32,555	283	335

	Other derivatives	Gain on transactions and valuation	—	—	220	224
		Loss on transactions and valuation	—	(8)	(105)	(105)

		Sub-total	—	(8)	115	119

	Sub-total		226,678	581,626	(261,137)	(256,252)

Net, total			1,086,507	1,496,835	(320,679)	(108,271)

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The gains and losses on transactions of foreign exchange are described in Note 30. (2) and (3).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Details of gains or losses on financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Gain (Loss) on deposits
Gain (Loss) on fixed deposits	14,766	43,689	(4,625)	(14,665)

28.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Gain (loss) on redemption of securities	1	1	—	—
Gain (loss) on transactions of securities	8,940	19,643	47,566	80,823

Total	8,941	19,644	47,566	80,823

29.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Reversal (provision) due to credit loss on financial assets measured at FVTOCI	(5,112)	(7,028)	239	(489)
Reversal of impairment loss due to credit loss on securities at amortized cost	338	390	127	217
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(419,516)	(948,369)	(508,770)	(950,656)
Reversal of (provision for) guarantees	(19,871)	(18,427)	(1,399)	1,220
Reversal of unused loan commitment	4,918	7,409	1,994	6,398

Total	(439,243)	(966,025)	(507,809)	(943,310)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

30.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Period ended June 30, 2026		Period ended June 30, 2025
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term employee benefits	Salaries	473,084	965,032	460,681	932,793
		Employee fringe benefits	174,966	374,962	181,892	327,138
	Share based payment		(6,265)	16,796	19,507	24,750
	Retirement benefit service costs		45,578	88,221	63,737	102,111
	Termination		—	183,070	—	169,392

	Sub-total		687,363	1,628,081	725,817	1,556,184

Depreciation and amortization			157,993	309,932	143,052	285,999
Other general and administrative expenses	Rent		32,872	64,368	29,801	61,820
	Taxes and public dues		92,581	166,814	60,221	112,635
	Service charges		65,397	131,726	64,752	128,477
	Computer and IT related		47,625	93,071	39,050	77,996
	Telephone and communication		29,148	56,742	23,708	49,223
	Advertising		44,433	78,339	38,640	64,237
	Printing		942	1,999	1,079	2,235
	Traveling		3,843	8,180	3,184	6,244
	Supplies		1,869	3,850	1,843	3,549
	Insurance premium		3,237	7,415	2,919	6,645
	Maintenance		5,536	11,529	5,663	11,588
	Water, light, and heating		4,736	11,017	4,071	9,674
	Vehicle maintenance		3,187	5,806	3,003	5,716
	Others (*)		29,285	53,987	26,111	96,864

	Sub-total		364,691	694,843	304,045	636,903

	Total		1,210,047	2,632,856	1,172,914	2,479,086

(*)	It includes 50,710 million Won in in-house welfare fund contributions for the six-month period ended June 30, 2025.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Gains on transactions of foreign exchange (*)	442,585	893,158	909,163	1,197,499
Gains related to derivatives (designated for hedging)	32,699	94,553	26,169	85,237
Gains on fair value hedged items	19,789	52,468	1,820	3,887
Others	151,623	278,111	121,326	216,965

Total	646,696	1,318,290	1,058,478	1,503,588

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Losses on transactions of foreign exchange (*1)	241,621	693,219	155,565	472,940
KDIC deposit insurance premium	133,854	260,461	126,212	256,582
Contribution to miscellaneous funds	147,852	287,836	132,148	262,256
Losses related to derivatives (Designated for hedging)	106,245	302,267	107,787	111,521
Losses on fair value hedged items	3,513	13,560	14,743	59,901
Others (*2)	352,142	691,538	345,201	641,309

Total	985,227	2,248,881	881,656	1,804,509

(*1)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

(*2)

Other expense includes 11,245 million Won and 16,279 million Won for intangible asset amortization cost and 311,400 million Won and 313,693 million Won for lease depreciation cost for the six-month periods ended June 30, 2026 and 2025, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2026 and December 31, 2025 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of June 30, 2026	56,029 shares
	As of December 31, 2025	56,029 shares
Number of shares granted (*2)	As of June 30, 2026	56,029 shares
	As of December 31, 2025	56,029 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		27,713 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		—
Number of shares remaining	As of June 30, 2026	55,560 shares
	As of December 31, 2025	960,777 shares
Number of shares granted (*2)	As of June 30, 2026	55,560 shares
	As of December 31, 2025	960,777 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		28,979 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		0.50 years
Number of shares remaining	As of June 30, 2026	916,849 shares
	As of December 31, 2025	916,849 shares
Number of shares granted (*2)	As of June 30, 2026	916,849 shares
	As of December 31, 2025	916,849 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		27,101 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		1.50 years
Number of shares remaining	As of June 30, 2026	1,384,504 shares
	As of December 31, 2025	1,384,504 shares
Number of shares granted (*2)	As of June 30, 2026	1,384,504 shares
	As of December 31, 2025	1,384,504 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		25,345 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		2.50 years
Number of shares remaining	As of June 30, 2026	1,048,842 shares
	As of December 31, 2025	1,048,842 shares
Number of shares granted (*2)	As of June 30, 2026	1,048,842 shares
	As of December 31, 2025	1,048,842 shares
Subject to		Shares granted for the year 2026
Type of payment		Cash-settled
Vesting period		January 1, 2026 ~ December 31, 2029
Date of payment		2030-01-01
Fair value (*1)		23,703 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		3.50 years
Number of shares remaining	As of June 30, 2026	296,958 shares
	As of December 31, 2025	—
Number of shares granted (*2)	As of June 30, 2026	296,958 shares
	As of December 31, 2025	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement and used for measuring the liability.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Long-term performance indicators include relative shareholder return, common equity ratio, return on equity, net income, selling, general and administrative expenses ratio, non-performing loan ratio, and performance of assigned duties.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2026 and December 31, 2025, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 100,211 million Won and 107,713 million Won, respectively, including the carrying amount of liabilities related to key management of 40,820 million Won and 43,823 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

31.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Gains on valuation of investments in joint ventures and associates	6,654	47,685	68,177	84,403
Losses on valuation of investments in joint ventures and associates	(7,295)	(19,563)	(6,524)	(12,715)

Total	(641)	28,122	61,653	71,688

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Other non-operating incomes	51,922	91,494	29,337	52,516
Other non-operating expenses	(48,756)	(77,054)	(12,956)	(50,838)

Total	3,166	14,440	16,381	1,678

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Rental fee income	28,363	40,353	5,294	10,605
Gains on disposal of investments in joint ventures and associates	2,650	20,162	406	422
Gains on disposal of premises and equipment, intangible assets and other assets	3,994	5,472	15,790	16,165
Reversal of impairment losses of premises and equipment, intangible assets and other assets	—	705	899	919
Others (*)	16,915	24,802	6,948	24,405

Total	51,922	91,494	29,337	52,516

(*)	‘Others’ for the six-month periods ended June 30, 2026 and 2025 include 11,122 million Won and 3 million Won, respectively, of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Depreciation on investment properties	2,639	5,508	1,369	2,766
Operating expenses on investment properties	344	686	309	630
Losses on disposal of investments in joint ventures and associates	31,405	31,434	50	241
Losses on disposal of premises and equipment, intangible assets and other assets	5,625	9,347	673	1,060
Impairment losses of premises and equipment, intangible assets and other assets	20	391	100	382
Loss on revaluation of premises and equipment	(3)	6,835	—	—
Donation	3,295	9,683	3,640	19,631
Others (*)	5,431	13,170	6,815	26,128

Total	48,756	77,054	12,956	50,838

(*)	Other special losses related to other provisions for the six-month periods ended June 30, 2026 and 2025 are 187 million Won and 988 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

32.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2026	2025
Current tax expense:
Current tax expense with respect to the current period	429,208	751,933
Adjustments recognized in the current period in relation to the tax expense of prior periods	(85,849)	9,526
Income tax expense (income) directly attributable to other equity	25,229	(25,910)

Sub-total	368,588	735,549

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	971,283	(289,427)
Income tax expense (income) directly attributable to equity	(836,753)	7,567
Others	(2,644)	3,092

Sub-total	131,886	(278,768)

Income tax expense	500,474	456,781

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the June 30, 2026, is 23.1% (The weighted average annual effective tax rate for the June 30, 2025, is 22.3%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

33.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Period ended June 30, 2026		Period ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Net income attributable to owners of the parent	1,004,578	1,608,896	935,328	1,552,019
Dividends on hybrid securities	(39,033)	(78,067)	(36,166)	(75,672)
Net income attributable to common shareholders	965,545	1,530,829	899,162	1,476,347
Weighted average number of common shares outstanding (Unit: million shares)	726	728	734	736
Basic EPS (Unit: Korean Won)	1,330	2,103	1,225	2,006

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the six-month period ended June 30, 2026
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	734,076,320	132,867,813,920
Treasury shares	(3,082,276)	(557,891,956)
Acquisition and cancellation of treasury shares	(5,986,653)	(501,672,562)
Disposal of treasury shares	15	2,265

Sub-total (①)		131,808,251,667

Weighted average number of common shares outstanding (②=①/181)		728,222,385

	For the six-month period ended June 30, 2025
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	742,591,501	134,409,061,681
Treasury shares	(3,082,276)	(557,891,956)
Acquisition and cancellation of treasury shares	(8,515,245)	(548,504,531)
Disposal of treasury shares	64	320

Sub-total (①)		133,302,665,514

Weighted average number of common shares outstanding (②=①/181)		736,478,815

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2026 and 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

34.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Confirmed guarantees
Guarantee for loans	75,168	69,961
Acceptances	581,195	495,942
Guarantees in acceptances of imported goods	64,195	66,879
Other confirmed guarantees	11,663,739	10,831,684

Sub-total	12,384,297	11,464,466

Unconfirmed guarantees
Local letters of credit	186,541	161,120
Letters of credit	3,159,046	2,615,813
Other unconfirmed guarantees	2,045,260	1,331,305

Sub-total	5,390,847	4,108,238

Commercial paper purchase commitments and others	458,213	497,394

Total (*)	18,233,357	16,070,098

(*)	Includes financial guarantees of 5,311,134 million won and 5,032,808 million won as of June 30, 2026 and December 31, 2025, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Loan commitments	137,828,799	134,286,067
Other commitments (*)	11,469,312	10,205,741

(*)

As of June 30, 2026 and December 31, 2025, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 5,717,357 million won and 4,399,729 million won, respectively.

(3)	Litigation case

Details of litigation cases as of the period ended June 30, 2026, and December 31, 2025 are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 1,074 cases (litigation value of 876,553 million Won) and 1,032 cases (litigation value of 926,888 million Won) as of June 30, 2026 and December 31, 2025 respectively, and provisions for litigations are 65,066 million Won and 70,682 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Other commitments

1)	The obligations related to guaranteed completion with trust business as of June 30, 2026, are as follows (Unit: Korean Won in millions):

		Cases	Initial PF Commitment Limit	Amount of PF Loans (*3)	Amount of unused PF limit (*4)	Amount of Trust Account Limit (*4)	Amount of Trust Account
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Passed (including completed projects)	3	200,000	37,233	53,513	5,700	5,645
Redevelopment Land Trust	Our Obligation to Bear Responsibility for Completion (*2)	3	98,499	54,210	97,066	32,500	15,205
Total		6	298,499	91,443	150,579	38,200	20,850

(*1)

Responsible completion land trust is a trust in which the Woori Asset Trust Co., Ltd., subsidiary, is only liable to the lending financial institution for the completion guarantee obligation in case the contractor fails to fulfill the obligation. If the subsidiary is unable to fulfill the completion guarantee obligation, it is responsible for compensating the lending financial institution for any losses incurred.

(*2)

In redevelopment projects where the Korea Housing & Urban Guarantee Corporation guarantees project financing loans, the project agent is responsible for the completion guarantee obligation according to the standard project agreement terms of the Korea Housing & Urban Guarantee Corporation, but the completion guarantee period has not yet expired as of June 30, 2026.

(*3)

Since, for projects where it is highly likely that our subsidiary Woori Asset Trust will bear the responsibility for completion and where the possibility and amount of loss can be reliably estimated, these impacts have been reflected in the financial statements at the end of the current period. However, for projects where the risk of Woori Asset Trust bearing the completion guarantee obligations is considered low or where the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

(*4)	The limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

As of June 30, 2026, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 31 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 175,700 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites, triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)	As of June 30, 2026, Tongyang Life Insurance, a subsidiary, is under investigation by the Financial Services Commission regarding potential violations of the Credit Information Use and Protection Act.

5)

The administrative fine paid to the Personal Information Protection Commission in October 2025 in connection with the leakage of personal credit information of merchant representatives that occurred at the subsidiary, Woori Card, between January and April 2024 has been recognized in non-operating income and expenses. In addition, further administrative fines may be imposed by the Financial Services Commission; however, the outcome cannot be predicted at this time.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

35.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2026 and December 31, 2025, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2026 and 2025 are as follows. Please refer to Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	June 30, 2026	December 31, 2025
Associates	W Service Networks Co., Ltd.	Loans	20	30
		Deposits due to customers	3,034	3,009
		Accrued expenses	8	7
		Other liabilities	353	316
	Korea Credit Bureau Co., Ltd.	Loans	22	—
		Deposits due to customers	1,609	2,615
		Other liabilities	22	10
	Korea Finance Security Co., Ltd.	Loans	1,820	3,435
		Loss allowance	(12)	(23)
		Deposits due to customers	1,285	2,138
		Other liabilities	6	1
	LOTTE CARD Co. Ltd.	Loans	15,415	26,880
		Account receivables	52	35
		Loss allowance	(31)	(295)
		Derivative assets	116	564
		Other assets	208	256
		Deposits due to customers	37,248	22,869
		Accrued expenses	36	39
		Derivative liabilities	1,186	807
		Other liabilities	288	289
	K BANK Co., Ltd. (*1)	Loans	—	17
		Account receivables	—	9
		Cash and cash equivalents	—	192
		Other assets	—	43
		Other liabilities	—	158,668
	Others (*2)	Loans	42,713	42,903
		Loss allowance	(139)	(139)
		Other assets	61,457	9,116
		Deposits due to customers	1,319	2,259
		Other liabilities	6	541

(*1)	It has been excluded from related parties as of June 30, 2026.
(*2)	Others include IGEN2022No. 1 Private Equity Fund and etc., as of June 30, 2026 and December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six-month periods ended June 30
Related parties		Account title	2026	2025
Associates	W Service Network Co., Ltd.	Other income	18	18
		Interest expenses	34	17
		Fees expenses	83	191
		Other expenses	516	521
	Korea Credit Bureau Co., Ltd.	Interest expenses	12	—
		Fees expenses	2,664	2,564
		Other expenses	24	41
	Korea Finance Security Co., Ltd.	Interest income	71	73
		Interest expenses	2	1
		Provision(Reversal) of allowance for credit loss	(5)	(23)
		Other expenses	13	13
	LOTTE CARD Co., Ltd.	Interest income	1,385	732
		Fees income	2,015	1,940
		Gain on derivatives	250	1,150
		Loss on derivatives	827	580
		Interest expenses	545	1,227
		Fees expenses	1,278	—
		Provision(Reversal) of allowance for credit loss	(264)	(273)
	K BANK Co., Ltd.	Fees income	—	113
		Other expenses	2	—
	Others (*)	Interest income	940	124
		Fees income	55,693	8,591
		Dividend income	—	1,201
		Other income	5,536	3,076
		Interest expenses	4,092	7,391
		Other expenses	839	1,205
		Provision(Reversal) of allowance for credit loss	—	(272)

(*)	Others include Win Mortgage Co., Ltd. and etc., for the six-month periods ended June 30, 2026 and 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Major loan transactions with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2026
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	W Service Network Co., Ltd.	30	132	142	—	20
	Korea Credit Bureau Co., Ltd.	—	138	116	—	22
	Korea Finance Security Co., Ltd.	3,435	188	1,803	—	1,820
	LOTTE CARD Co., Ltd.	26,880	—	12,531	1,066	15,415
	K BANK Co., Ltd. (*2)	17	—	—	(17)	—
	Win Mortgage Co.,Ltd.	18	103	108	—	13
	Woori Real Estate Investment No. 1 Limited Liability Company	42,885	—	185	—	42,700

(*1)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.
(*2)	It has been excluded from related parties as of June 30, 2026.

		For the six-month period ended June 30, 2025
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	51	207	235	—	23
	Korea Credit Bureau Co., Ltd.	1	1	2	—	—
	Korea Finance Security Co., Ltd.	3,225	1,539	1,434	—	3,330
	LOTTE CARD Co., Ltd.	27,913	—	13,213	(1,136)	13,564
	K BANK Co., Ltd.	18	140	136	—	22
	Win Mortgage Co.,Ltd.	8	109	103	—	14
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,770	—	16,346	(22,424)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Details of changes in major deposits due to customers with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2026
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,860	—	2,860
	Win Mortgage Co.,Ltd.	1,352	1,652	1,934	1,070
	Korea Credit Bureau Co., Ltd.	1,000	—	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the six-month period ended June 30, 2025
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	—	—	1,000
	Win Mortgage Co.,Ltd.	1,387	1,611	1,523	1,475

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the six-month periods ended June 30, 2026 and 2025.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2026	December 31, 2025	Warranty
Korea Finance Security Co., Ltd.	2,040	425	Unused loan commitment
Korea Credit Bureau Co., Ltd.	978	35	Unused loan commitment
W Service Network Co., Ltd.	160	150	Unused loan commitment
K BANK Co., Ltd.	—	283	Unused loan commitment
LOTTE CARD Co. Ltd.	478,300	478,300	Unused loan commitment
	1,773	1,650	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co.,Ltd.	37	32	Unused loan commitment

As of June 30, 2026 and December 31, 2025, the recognized payment guarantee provisions are 294 million Won and 289 million Won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(7)	Amount of commitments with the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2026	December 31, 2025	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	819	819	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	176	1,234	Securities purchase commitment
STASSETS FUND III	—	1,500	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	1,549	1,624	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	25,030	27,103	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	60	255	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	63,750	75,000	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	491	492	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	—	50	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	19,312	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	440,000	440,000	Derivative commitment
Woori IMM Green Net Zero Fund	21,099	21,099	Securities purchase commitment
Woori NH Co-Growth Private Equity Fund I	69,720	9,296	Securities purchase commitment
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	6,486	3,102	Securities purchase commitment
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	16,995	15,820	Securities purchase commitment
Woori Global Secondary Private Placement Investment Trust No. 2	3,030	2,948	Securities purchase commitment
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	17,615	20,000	Securities purchase commitment
Woori Venture-EverBest Corporate Turnaround Private Equity Fund	9,600	—	Securities purchase commitment
Woori Secondary Fund 1	3,952	—	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(8)	Major investment and Recovery transactions

There are no major investment and recovery transactions with related parties for the six-month periods ended 2026 and 2025. Investment and recovery transactions of associates that are not treated as financial assets at fair value through profit or loss are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2026	2025
Short-term employee salaries	13,314	12,428
Retirement benefit service costs	660	523
Share-based compensation	5,402	8,117

Total	19,376	21,068

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 2,627 million won and 3,203 million won, as of June 30, 2026 and December 31, 2025 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 15,691 million won and 11,562 million won, respectively, as of June 30, 2026 and December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

36.	EVENTS AFTER THE REPORTING PERIOD

(1)

On July 24, 2026, the Board of Directors has declared to pay a quarterly dividend of 220 Won per share (total dividend of 159,937 million Won), with the record date set as of August 10, 2026, and the dividends will be paid on August 31, 2026.

(2)

On April 29, 2026, the Group entered into a share exchange agreement with its subsidiary, Tongyang Life Insurance Co., Ltd., pursuant to which 0.2521056 shares of the Group’s common stock will be delivered on August 11, 2026 to the shareholders of Tongyang Life Insurance Co., Ltd., other than the Group, for each one share of common stock of Tongyang Life Insurance Co., Ltd.

On July 24, 2026, the comprehensive share exchange was approved by the Group’s Board of Directors in lieu of a shareholders’ meeting and by the shareholders’ meeting of Tongyang Life Insurance Co., Ltd. The new shares of the Group to be issued in connection with this transaction are scheduled to be listed on August 31, 2026.

(3)

On July 24, 2026, the Group’s Board of Directors resolved to acquire and retire treasury shares. Accordingly, the Group plans to acquire treasury shares in the amount of 150 billion Won through a trust agreement during the period from July 24, 2026 to January 22, 2027, and subsequently retire all shares acquired pursuant to this transaction.